As filed with the Securities and Exchange Commission on January 25, 2001
Securities Act File No. 33-54655 Investment Company Act File No. 811-07203
Post-Effective Amendment to Registration Statement as Stated Below

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
 Pre-Effective Amendment No. Post-Effective Amendment No. 2 and/or	[ ] [X]
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]
Amendment No. 17 (Check appropriate box or boxes)	[X]

Merrill Lynch Municipal Strategy Fund, Inc.
(Exact Name of Registrant as Specified in Charter)
800 Scudders Mill Road Plainsboro, New Jersey 08536
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: (609) 282-2800

Terry K. Glenn Merrill Lynch Municipal Strategy Fund, Inc. 800 Scudders Mill Road Plainsboro, New Jersey 08536 Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
(Name and Address of Agent for Service)

Copies to:
 Michael J. Hennewinkel, Esq. FUND ASSET MANAGEMENT, L.P. P.O. Box 9011 Princeton, New Jersey 08543-9011	Frank P. Bruno, Esq. BROWN & WOOD LLP One World Trade Center New York, New York 10048-0557

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. |_|

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION PRELIMINARY PROSPECTUS DATED JANUARY 25, 2001
PROSPECTUS FEBRUARY __, 2001
Merrill Lynch Municipal Strategy Fund, Inc. Common Stock

Merrill Lynch Municipal Strategy Fund, Inc. (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company. The Fund’s investment objective is to provide shareholders with as high a level of current income exempt from Federal income taxes as is consistent with its investment policies. The Fund seeks to achieve its investment objective by investing primarily in a portfolio of long-term, investment grade municipal obligations the interest on which, in the opinion of bond counsel to the issuer, is exempt from Federal income taxes. The Fund intends to invest at least 75% of its total assets in municipal obligations that are rated investment grade or, if unrated, are considered by the Fund’s investment adviser to be of comparable quality. The Fund also may invest up to 25% of its total assets in municipal obligations that are rated below investment grade (such obligations are commonly referred to as “junk bonds”) or, if unrated, are considered by the Fund’s investment adviser to be of comparable quality. The Fund may invest in certain tax-exempt securities that are classified as “private activity bonds” that may subject certain investors in the Fund to a Federal alternative minimum tax. At times, the Fund may seek to hedge its portfolio using options and futures transactions. There can be no assurance that the investment objective of the Fund will be realized.
Currently, there is no secondary market for the Fund’s common stock. To provide liquidity, the Fund generally intends to make quarterly tender offers for its shares. In a tender offer, the Fund repurchases outstanding shares at the Fund’s net asset value on the last day of the offer. If a tender offer is not made, shareholders may not be able to sell their shares.
The Fund intends to offer shares of preferred stock from time to time representing up to approximately 35% of the Fund’s capital immediately after issuance including capital raised by selling the preferred stock. As of the date of this prospectus, the Fund has outstanding an aggregate of 1,720 shares of its Auction Market Preferred Stock(R) Series A representing approximately __% of the Fund’s capital. Investors should carefully consider the special risks associated with leveraging the Fund’s common stock before investing.
Shares of common stock of the Fund are offered on a best efforts basis at a price equal to the next determined net asset value per share without a front-end sales charge. As of the date of this prospectus, the Fund’s net asset value per share is $____ Shares may be purchased directly from FAM Distributors, Inc., or from other selected securities dealers or other financial intermediaries.
This prospectus contains information you should know before investing, including information about risks. Please read it before you invest and keep it for future reference. The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Sales Load (2)	Proceeds to Fund (3)

Per Share	$	None	$

Total (3)	$	None	$

(1)	Net asset value ranged from $____ to $______ per share between November 3, 1995 (commencement of operations) to the date of this prospectus.
(2)	The Distributor pays all offering expenses (other than registration fees) and sales commissions to selected dealers (primarily Merrill Lynch, Pierce, Fenner & Smith Incorporated) from its own assets. Therefore, all of the proceeds of this offering will be available to the Fund for investment in portfolio securities. See “Purchase of Shares.”
(3)	These amounts (a) do not take into account prepaid registration fees (approximately $________), which are being charged to income as the related shares are issued, and (b) assume all shares currently registered are sold in the continuous offering.

Fund Asset Management — Investment Adviser FAM Distributors, Inc. — Distributor

(R) Registered trademark of Merrill Lynch & Co., Inc.

PROSPECTUS SUMMARY

This summary is qualified in its entirety by reference to the detailed information included in this prospectus.

The Fund	Merrill Lynch Municipal Strategy Fund, Inc. is a continuously offered, non-diversified, closed-end fund.
The Offering	Shares of common stock of the Fund are offered by FAM Distributors, Inc., the Distributor and other securities dealers or other financial intermediaries, including Merrill Lynch, Pierce, Fenner & Smith Incorporated. Shares of the Fund may also be purchased from the Transfer Agent. The Fund offers its common stock on a best efforts basis at a price equal to the next determined net asset value per share without a front-end sales charge. Shares are sold subject to certain minimum purchase requirements:

The Minimum Initial Purchase Amount is	The Minimum Subsequent Purchase Amount is
$1,000	$50

Any order may be rejected by the distributor or by the Fund.

Investment Objective and Policies	The Fund seeks to provide shareholders with as high a level of current income exempt from Federal income taxes as is consistent with its investment policies. The Fund seeks to achieve this objective by investing primarily in a portfolio of long-term investment grade municipal obligations the interest on which, in the opinion of bond counsel to the issuer, is exempt from Federal income taxes.

Investment Grade Municipal Obligations. The Fund generally will invest at least 75% of its total assets in municipal obligations that are rated investment grade by one or more nationally recognized statistical rating organizations. The Fund may also buy unrated securities that the investment adviser considers to be of comparable quality.

High Yield Securities or “Junk” Bonds. The Fund may invest up to 25% of its total assets in municipal bonds rated in lower, non-investment grade categories (Ba or lower by Moody’s Investors Service, Inc., or BB or lower by Standard & Poor’s or Fitch IBCA, Inc.) or comparable unrated bonds. These so-called “junk bonds” have the potential to generate high current income for shareholders, but also subject the Fund and shareholders to greater credit and overall market risk.

In addition, these bonds are frequently traded only in markets where the number of potential purchasers and sellers, if any, is very limited.

2

Tender Offers	Currently, there is no secondary market for the Fund’s common stock and it is not expected that a secondary market will develop. To provide liquidity, the Board of Directors considers, on a quarterly basis, whether the Fund should make a tender offer for its shares. In a tender offer, the Fund repurchases outstanding shares at the Fund’s net asset value on the last day of the offer.

The Board of Directors is not required to authorize the making of a tender offer and there can be no assurance that a tender offer will be made during any particular quarter. If a tender offer is not made, shareholders may be unable to sell their shares. In addition, Merrill Lynch charges its customers a processing fee (presently $5.35) to confirm a repurchase of shares from such customers pursuant to a tender offer. Tenders made directly through the Distributor are not subject to the processing fee.

Contingent Deferred Sales Charge	If shareholders sell shares back to the Fund during a tender offer and they have held those shares for less than three years when the tender offer begins, they may have to pay a contingent deferred sales charge. This charge varies depending on how long a shareholder has owned the tendered shares. The amount of the charge is based on how much the shareholder paid for the tendered shares or their net asset value, whichever amount is less.
Leverage	Issuance of Preferred Stock. From time to time, the Fund may issue preferred stock. The preferred stock may represent up to 35% of the Fund’s capital, including the capital raised by issuing the preferred stock. As of the date of this prospectus, the Fund has outstanding an aggregate of 1,720 shares of its Series A AMPS, representing approximately __% of its capital. There can be no assurance, however, that preferred stock representing any particular percentage of the Fund’s capital will actually be issued. Issuing preferred stock results in the leveraging of the Fund’s common stock.

The Series A AMPS pay dividends that are generally adjusted every seven days. The Series A AMPS dividend rate is based upon prevailing interest rates for debt obligations of comparable maturity. The money raised by the issuance of the Series A AMPS has been invested in longer-term obligations in accordance with the Fund’s investment objective.

The Fund may issue additional shares of its Series A AMPS or other preferred stock in the future. The Fund expects that other preferred stock issued will pay dividends that will be adjusted over either relatively short term periods (generally seven to 28 days) or medium term periods (up to five years). The dividend

3

rates on any additional preferred stock issued will be based upon prevailing interest rates for debt obligations of comparable maturities. The money raised by any additional preferred stock issued will be invested in longer term obligations in accordance with the Fund’s investment objective.

The expenses of the preferred stock are borne by the Fund and reduce the net asset value of the common stock. In addition, at times when the Fund is required to allocate taxable income to preferred stockholders, the Series A AMPS may require, and it is expected that the terms of any other preferred stock may also require, the Fund to make an additional distribution to the preferred stockholders (an Additional Distribution). The amount of this Additional Distribution approximately equals the tax liability resulting from the allocation and the additional distribution. So long as the Fund has preferred stock outstanding, the Fund will pay fees to the investment adviser for its services that are higher than if the Fund did not issue preferred stock because the fees will be calculated on the basis of the Fund’s average daily net assets, including proceeds from the sale of preferred stock.

Potential Benefits of Leverage. Under normal market conditions, longer term obligations produce higher yields than short and medium term obligations. The Fund’s investment adviser believes that the interest income the Fund receives from its long term investments will exceed the amount of interest the Fund must pay to the preferred stockholders. Thus, the Fund’s use of preferred stock should provide common stockholders with a higher yield than they would receive if the Fund were not leveraged.

Risks. The use of leverage creates certain risks for common stockholders, including higher volatility of both the net asset value and the market value of the common stock. Since any decline in the value of the Fund’s investments will affect only the common stockholders, in a declining market the use of leverage will cause the Fund’s net asset value to decrease more than it would if the Fund were not leveraged. This decrease in net asset value will likely also cause a decline in the market price of the shares of common stock. In addition, fluctuations in dividend rates paid on, and the amount of taxable income allocable to, the Series A AMPS and any other preferred stock will affect the yield to common stockholders. There can be no assurance that the Fund will earn a higher return on its investments than the then current dividend rate (and any Additional Distribution) it pays on the preferred stock. Under certain conditions, the

4

benefits of leverage to common stockholders will be reduced, and the Fund’s leveraged capital structure could result in a lower rate of return to common stockholders than if the Fund were not leveraged.

During times of rising interest rates, the value of the Fund’s portfolio and the net assets value of its shares may decline. The Fund’s leverage structure may exaggerate only such decline. In addition, the Fund may invest in securities that create investment leverage, such as inverse floating obligations, which may further exaggerate any decline.

Distributions. So long as the Series A AMPS and any other preferred stock is outstanding, common stockholders will receive all of the Fund’s net income that remains after it pays dividends (and any Additional Distribution) on the Series A AMPS and any other preferred stock and generally will be entitled to a pro rata share of net realized capital gains. If the Fund is liquidated, preferred stockholders will be entitled to receive liquidating distributions before any distribution is made to common stockholders. These liquidating distributions are expected to equal the original purchase price per share of the preferred stock plus any accumulated and unpaid dividends and Additional Distributions.

Redemption of Preferred Stock. The Fund may redeem preferred stock for any reason. For example, the Fund may redeem all or part of the preferred stock if it believes that the Fund’s leveraged capital structure will cause common stockholders to obtain a lower return than they would if the common stock were unleveraged for any significant amount of time.

Voting Rights. Preferred stockholders, voting as a separate class, are entitled to elect two of the Fund’s Directors. Common and preferred stockholders, voting together as a single class, are entitled to elect the remaining Directors. If the Fund fails to pay dividends to the preferred stockholders for two full years, the holders of all outstanding shares of preferred stock, voting as a separate class, would then be entitled to elect a majority of the Fund’s Directors. The preferred stockholders vote separately on certain other matters as required under the Fund’s Articles of Incorporation, the Investment Company Act of 1940, as amended, and Maryland law. Otherwise, holders of preferred stock and common stock have equal voting rights (one vote per share) and will vote together as a single class.

5

Ratings. The Series A AMPS have been rated “aaa” by Moody’s Investors Services, Inc. and AAA by Standard & Poor’s. Before it offers any other preferred stock, the Fund intends to apply to one or more nationally recognized statistical ratings organizations for ratings on the preferred stock. The Fund believes that a rating for the preferred stock will make it easier to market the stock, which should reduce the dividend rate.

Investment Adviser and Administrator	Fund Asset Management, L.P., the Fund’s investment adviser, provides investment advisory and administrative services to the Fund. For its advisory services, the Fund pays the investment adviser a monthly fee at the annual rate of 0.50% of the Fund’s average daily net assets, including any assets acquired from the sale of preferred stock. For its administrative services, the Fund pays the investment adviser a monthly fee at the annual rate of 0.25% of the Fund’s average daily net assets, including assets acquired from the sale of preferred stock. While the combined advisory and administrative fees are higher than those paid by most funds, they are similar to those paid by other continuously offered closed-end funds.

Dividends and Distributions	Each month the Fund intends to distribute substantially all of its net investment income remaining after the payment of dividends (and any Additional Distribution) on the Series A AMPS and any other preferred stock to common stockholders. The Fund will distribute net capital gains, if any, at least annually on a pro rata basis to common stockholders and preferred stockholders. When the Fund allocates capital gains or other taxable income to preferred stockholders under certain circumstances, the terms of the Series A AMPS may require, and it is expected that the terms of any other preferred stock may require, the Fund to make an Additional Distribution. The Fund may not declare any cash dividend or other distribution on its common stock unless the preferred stock has asset coverage of at least 200%. As of the date of this prospectus, the Series A AMPS represent approximately __% of the Fund’s capital and the asset coverage with respect to the Series A AMPS is approximately ___%. If the Fund’s ability to make distributions on its common stock is limited, the Fund may not be able to maintain its qualification for taxation as a regulated investment company. This would have adverse tax consequences for stockholders.

Yield Considerations	The yield on the Fund’s common stock will vary from period to period depending on factors including, but not limited to, market conditions, the timing of the Fund’s investment in portfolio securities, the securities comprising the Fund’s portfolio, changes

6

in tax-exempt interest rates (which may not change to the same extent or in the same direction as taxable rates) including changes in the relationship between short term rates and long term rates, the amount and timing of the issuance of the Fund’s preferred stock, the effects of preferred stock leverage on the common stock discussed above under “Leverage,” the timing of the investment of preferred stock proceeds in portfolio securities, the Fund’s net assets and its operating expenses. Consequently, the Fund cannot guarantee any particular yield on its shares, and the yield for any given period is not an indication or representation of future yields on Fund shares. The Fund’s ability to achieve any particular yield level after it commences operations depends on future interest rates and other factors mentioned above, and the initial yield and later yields may be lower. Any statements as to the estimated yield are as of the date made and no guarantee can be given that the Fund will achieve or maintain any particular yield level.

Automatic Dividend Reinvestment Plan	Dividends and capital gains distributions generally are used to purchase additional shares of the Fund’s common stock. However, an investor can choose to receive distributions in cash. Since not all investors can participate in the automatic dividend reinvestment plan, you should contact your broker or nominee to confirm that you are eligible to participate in the plan.

Mutual Fund Investment Option	Investors who sell their shares pursuant to a tender offer have the option, subject to certain conditions, to purchase Class D shares of certain Merrill Lynch funds with the proceeds from the sale.

7

RISK FACTORS AND SPECIAL CONSIDERATIONS

Illiquidity of Shares. The Fund is designed primarily for long term investors and should not be considered a vehicle for trading purposes. Currently, there is no secondary market for the Fund’s common stock and it is not expected that one will develop. To provide liquidity to shareholders, the Board of Directors of the Fund intends to consider making tender offers once each quarter to repurchase the Fund’s shares at net asset value. However, the Fund’s shares are less liquid than shares of funds traded on a stock exchange, and shareholders who tender Fund shares held for less than three years may pay a contingent deferred sales charge. The Fund’s Board is not obligated to authorize any tender offer, and there may be quarters in which no tender offer is made. If the Board does not authorize a tender offer, shareholders may be unable to sell their shares. Merrill Lynch and other selected dealers are prohibited from making a market in the Fund’s common stock while the Fund either is offering its shares or is making a tender offer.

Closed-end funds that trade in a secondary market are subject to the risk that the market price of the shares may be lower than the net asset value, commonly referred to as “trading at a discount.” As long as there is no secondary market for the Fund’s shares, the Fund is not subject to this risk.

Non-Diversified Status. The Fund is classified as a “non-diversified” investment company, meaning that the Fund may invest a greater percentage of its assets in a single issuer than can a diversified investment company. Even as a non-diversified fund, the Fund is still subject to the diversification requirements of the U.S. tax laws. However, since the Fund may invest a higher percentage of its assets in obligations of a single issuer than a diversified fund, it is more susceptible than a diversified fund to any economic, political or regulatory occurrence that affects an individual issuer.

Investment Grade Bonds. The Fund generally invests at least 75% of its total assets in municipal obligations that are rated in the investment grade rating categories by S&P, Moody’s or Fitch IBCA, Inc. or, if not rated, are considered to be of comparable quality by the investment adviser. Obligations rated in the lowest investment-grade category have certain speculative characteristics.

Interest Rate and Credit Risk. The Fund invests in municipal bonds, which are subject to interest rate and credit risk. Interest rate risk is the risk that prices of municipal bonds generally increase when interest rates decline and decrease when interest rates increase. Prices of longer term securities generally change more in response to interest rate changes than prices of shorter term securities. Credit risk is the risk that the issuer of a security owned by the Fund will be unable to pay the interest or principal when due. The degree of credit risk depends on both the financial condition of the issuer and the terms of the obligation.

High Yield or “Junk Bonds.” The Fund may invest up to 25% of its total assets in debt securities commonly known as junk bonds. Investments in high yield securities entail a higher level of credit risk (loss of income and/or principal) than investments in higher rated securities. Securities rated in the lower rating categories are considered to be predominantly speculative with respect to capacity to pay interest and repay principal. Issuers of high yield securities may be highly leveraged and may not have available to them more traditional methods of financing. New issuers also may be inexperienced in managing their debt burden. The issuer’s ability to service its debt obligations may be adversely affected by business developments unique to the issuer, the issuer’s inability to meet specific projected business forecasts or the inability of the issuer to obtain additional financing. High yield securities may be unsecured and may be subordinated to other creditors of the issuer.

High yield securities also tend to be more sensitive to economic conditions than investment grade securities. The financial condition of a high yield issuer is usually more susceptible to a general economic downturn or a sustained period of rising interest rates.

8

High yield securities may have call or redemption features that permit an issuer to repurchase the securities from the Fund. If a call were exercised by an issuer during a period of declining interest rates, the Fund likely would have to replace such called securities with lower yielding securities, thus decreasing the net investment income to the Fund and dividends to shareholders.

There is no established trading market for many high yield securities. If a market exists, it is usually thinly traded and not as liquid as the secondary market for higher rated securities. The Fund anticipates that high yield securities can be sold only to a limited number of dealers or institutional investors. Illiquidity may impair the Fund’s ability to realize the full value of its investments in high yield municipal bonds if the Fund must dispose of them quickly.

Adverse publicity and investor perceptions also may reduce the value and liquidity of high yield securities. When the market value of high yield securities goes down the Fund’s net asset value is also likely to go down. In addition, the Fund may incur additional expenses if it is forced to seek recovery upon a default of a portfolio holding or if it participates in the restructuring of the obligation.

Private Activity Bonds. The Fund may invest in certain tax-exempt securities classified as “private activity bonds.” These bonds may subject certain investors in the Fund to a Federal alternative minimum tax.

 Leverage. The Fund has 1,720 shares of Series A AMPS outstanding and may offer other shares of preferred stock. As of the date of this prospectus, the Series A AMPS represent approximately __% of the Fund’s capital including capital raised by issuing the Series A AMPS. Leverage creates certain risks for common stockholders, including higher volatility of both the net asset value and the market value of the common stock. Leverage also creates the risk that the investment return on shares of the Fund’s common stock will be reduced to the extent the dividends paid on preferred stock and other expenses of the preferred stock exceed the income earned by the Fund on its investments. If the Fund is liquidated, preferred stockholders will be entitled to receive liquidating distributions before any distribution is made to common stockholders.

Indexed and Inverse Floating Rate Securities. The Fund may invest in securities whose potential returns are directly related to changes in an underlying index or interest rate, known as indexed securities. The return on indexed securities will rise when the underlying index or interest rate rises and fall when the index or interest rate falls. The Fund may also invest in securities whose return is inversely related to changes in an interest rate (inverse floaters). In general, income on inverse floaters will decrease when short term interest rates increase and increase when short term interest rates decrease. Investments in inverse floaters may subject the Fund to the risks of reduced or eliminated interest payments and losses of principal. In addition, certain indexed securities and inverse floaters may increase or decrease in value at a greater rate than the underlying interest rate, which effectively leverages the Fund’s investment. As a result, the market value of such securities will generally be more volatile than that of fixed rate, tax exempt securities. Both indexed securities and inverse floaters are derivative securities and can be considered speculative.

Options and Futures Transactions. The Fund may seek to hedge its portfolio against changes in interest rates using options and financial futures contracts. The Fund’s hedging transactions are designed to reduce volatility, but come at some cost. For example, the Fund may try to limit its risk of loss from a decline in price of a portfolio security by purchasing a put option. However, the Fund must pay for the option, and the price of the security may not in fact drop. In large part, the success of the Fund’s hedging activities depends on its ability to forecast movements in securities prices and interest rates. The Fund does not, however, intend to enter into options and futures transactions for speculative purposes. The Fund is not required to hedge its portfolio and may choose not to do so. The Fund cannot guarantee that any hedging strategies it uses will work.

9

Rating Agency Guidelines. The Fund is subject to certain investment restrictions imposed by guidelines of the two nationally recognized statistical rating organizations that have issued ratings for the Series A AMPS. Any other preferred stock issued may subject the Fund to similar investment restrictions. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the Investment Company Act of 1940. The Fund does not expect these requirements or guidelines to prevent the investment adviser from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies.

Antitakeover Provisions. The Fund’s Articles of Incorporation include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors. Such provisions could limit the ability of shareholders to sell their shares at a premium over market prices by discouraging a third party from seeking to obtain control of the Fund.

10

Fee Table

Shareholder Transaction Expenses
Maximum Sales Load (as a percentage of offering price)	None
Dividend Reinvestment Plan Fees	None
Contingent Deferred Sales Charge (as a percentage of original purchase price or net asset value at the time of repurchase)(a)	3.0% during the first year, decreasing 1.0% annually thereafter to 0.0% after the third year
 Annual Expenses (as a percentage of average net assets attributable to shares of Common Stock)
Investment Advisory Fee(b)(e)	0.81%
Shareholder Servicing Fee(c)	0.13%
Interest Payments on Borrowed Funds	None
Other Expenses(d)(e)	1.10%
Total Annual Expenses	2.04%

(a)	See “Contingent Deferred Sales Charge” —page 29.
(b)	See “Risks and Special Considerations of Leverage”—page 22 and “Investment Advisory and Administrative Arrangements”—page 33. During the fiscal year ended October 31, 2000, the Investment Adviser agreed to voluntarily waive a portion of investment advisory fees. The Total Annual Expenses shown in the table does not reflect such waiver because it may be discontinued by the Investment Adviser at any time without notice. During the fiscal year ended October 31, 2000, the Investment Adviser earned fees of $746,301, of which $149,260 was voluntarily waived. After taking into account the fee waiver, the Total Annual Expenses were 1.88%.
(c)	See “Transfer Agent, Dividend Disbursing Agent and Shareholder Servicing Agent”—page 48.
(d)	Includes administrative fees, which are payable to the Investment Adviser by the Fund at the rate of 0.25% of net assets attributable to common shares. See “Investment Advisory and Administrative Arrangements”—page 33.
(e)	As of the date of this prospectus, the Fund has utilized leverage by issuing Series A AMPS in an amount representing approximately __% of the Fund’s capital. If the Fund were not leveraged, it is estimated that, as a percentage of net assets attributable to Common Stock, the Investment Advisory Fee would be 0.50%, the Shareholder Servicing Fee would be 0.08%, other expenses would be 0.67% and Total Expenses would be 1.25%. See “Risks and Special Considerations of Leverage”—page 22 and “Investment Advisory and Administrative Arrangements”—page 33.

Example
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses on a $1,000 investment assuming (1) total annual expenses of 2.04%, (2) a 5% annual return throughout the periods and (3) tender at the end of the period	$51*	$74*	$110	$237

An investor would pay the following expenses on a $1,000 investment assuming no tender at the end of the period	$21	$64	$110	$237

*	Reflects the contingent deferred sales charge.

The Fee Table is intended to assist investors in understanding the costs and expenses that a shareholder in the Fund will bear directly or indirectly. The expenses set forth under “Other Expenses” are based on estimated amounts through the end of the Fund’s current fiscal year. The example set forth above assumes reinvestment of all dividends and distributions and uses a 5% annual rate of return as mandated by Securities and Exchange Commission (the “Commission”) regulations. The Example should not be considered a representation of past or future expenses or annual rates of return, and actual expenses or annual rates of return may be more or less than those assumed for purposes of the Example. Merrill Lynch may charge its customers a processing fee (presently $5.35) for confirming purchases and repurchases. Purchases and repurchases made directly through the Distributor are not subject to the processing fee.

11

FINANCIAL HIGHLIGHTS

The financial information in the table below has been audited in conjunction with the annual audits of the financial statements of the Fund by Deloitte & Touche LLP, independent auditors. Financial statements for the fiscal year ended October 31, 2000 and the independent auditors’ report thereon appear in the Annual Report of the Fund for the fiscal year ended October 31, 2000, which is incorporated by reference herein. Further information about the performance of the Fund is contained in the Annual Report, which may be obtained, without charge, by writing the Fund at the address on the inside back cover of this prospectus or by calling (609) 282-2800.

The following per share data and ratios are derived from information provided in the Fund’s audited financial statements.

	For the Year Ended October 31,				For the Period November 3, 1995† to October 31, 1996
	2000	1999	1998	1997
Increase (Decrease) in Net Asset Value:
Per Share Operating Performance:
Net asset value, beginning of period	$ 8.89	$ 10.96	$ 10.87	$ 10.17	$ 10.00
Investment income — net	.72	.71	.73	.75	.68
Realized and unrealized gain (loss) on investments — net	(.14)	(1.75)	.35	.70	.21

Total from investment operations	.58	(1.04)	1.08	1.45	.89

Less dividends and distributions to Common Stock shareholders:
Investment income — net	(.49)	(.58)	(.60)	(.59)	(.59)
Realized gain on investments — net	—	—	(.19)	—	—
In excess of realized gain on investments — net	—	(.27)	—	—	—

Total dividends and distributions to Common Stock shareholders	(.49)	(.85)	(.79)	(.59)	(.59)

Effect on Preferred Stock activity:††
Dividends and distributions to Preferred Stock shareholders:
Investment income — net	(.23)	(.13)	(.13)	(.16)	(.09)
Realized gain on investments — net	—	—	(.07)	—	—
In excess of realized gain on investments — net	—	(.05)	—	—	—
Capital charge resulting from issuance of Preferred Stock	—	—	—	—	(.04)
Total effect of Preferred Stock activity	(.23)	(.18)	(.20)	(.16)	(.13)
Net asset value, end of period	$ 8.75	$ 8.89	$ 10.96	$ 10.87	$ 10.17

Total Investment Return:**
Based on net asset value per share	4.09%	(11.94)%	8.28%	13.08%	7.81	%#

Ratios Based on Average Net Assets of Common Stock:
Total Expenses, net of reimbursement***	1.88%	1.75%	1.61%	1.37%	.68	%*

Total Expenses***	2.04%	1.90%	1.80%	1.83%	1.60	%*

Total Investment income — net***	8.14%	6.98%	6.65%	7.14%	6.86	%*

Amount of dividends to Preferred Stock shareholders	2.56%	1.31%	1.21%	1.53%	.94	%*

Investment income — net, to Common Stock shareholders	5.58%	5.67%	5.44%	5.61%	5.92	%*

Ratios Based on Total Average Net Assets:†††***
Total expenses, net of reimbursement	1.15%	1.17%	1.12%	.96%	.53	%*

Total expenses	1.25%	1.27%	1.25%	1.28%	1.26	%*

Total investment income — net	4.99%	4.66%	4.61%	5.01%	5.40	%*

Ratios Based on Average Net Assets of Preferred Stock:
Dividends to Preferred Stock shareholders	4.05%	2.63%	2.75%	3.58%	3.49	%*

Supplemental Data:
Net assets, net of Preferred Stock, end of period (in thousands)	$85,394	$102,174	$115,339	$101,463	$83,573

Preferred Stock outstanding, end of period (in thousands)	$44,900	$58,000	$48,000	$48,000	$38,000

Portfolio turnover	115.52%	158.57%	141.53%	144.34%	234.41%

Leverage:
Asset coverage per $1,000	$2,902	$2,762	$3,403	$3,114	$3,199

Dividends Per Share On Preferred Stock Outstanding:
Investment income — net	$1,015	$644	$533	$897	$564

(footnotes on next page)

12

(footnotes for previous page)

*	Annualized.
**	Total investment returns exclude the effects of the contingent deferred sales charge, if any. The Fund is a continuously offered closed-end fund, the shares of which are offered at net asset value. Therefore, no separate market exists. The Fund’s Investment Adviser voluntarily waived a portion of its advisory fee. Without such waiver, the Fund’s performance would have been lower.
***	Do not reflect the effect of dividends to Preferred Stock shareholders. + Commencement of operations.
††	The Fund’s Preferred Stock was initially issued on March 11, 1996.
†††	Includes Common and Preferred Stock average net assets.
#	Aggregate total investment return.

THE FUND

Merrill Lynch Municipal Strategy Fund, Inc. (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company. The Fund was incorporated under the laws of the State of Maryland on July 13, 1994, and has registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s principal office is located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536, and its telephone number is (609) 282-2800.

INVESTMENT OBJECTIVE AND POLICIES

The investment objective of the Fund is to provide shareholders with as high a level of current income exempt from Federal income taxes as is consistent with its investment policies. The Fund seeks to achieve its investment objective by investing primarily in a portfolio of long-term, investment grade municipal obligations, the interest on which, in the opinion of bond counsel to the issuer, is exempt from Federal income taxes. The investment objective of the Fund is a fundamental policy of the Fund and may not be changed without the approval of a majority of the outstanding voting securities of the Fund, as defined below under “Investment Restrictions.” There can be no assurance that the investment objective of the Fund will be realized. At times, the Fund may seek to hedge its portfolio through the use of futures transactions and options to reduce volatility in the net asset value of its shares of common stock.

The Fund at all times, except during interim and temporary periods as discussed below, will invest at least 80% of its total assets in a portfolio of obligations issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies or instrumentalities that pay interest which, in the opinion of bond counsel to the issuer, is exempt from Federal income taxes (“Municipal Bonds”). The Fund at all times, except during temporary defensive periods, will maintain at least 75% of its total assets in Municipal Bonds that are rated investment grade by a nationally recognized statistical rating organization or, if unrated, are considered to be of comparable quality by the Investment Adviser. Additionally, the Fund may invest up to 25% of its total assets in Municipal Bonds that are rated below investment grade by a nationally recognized statistical rating organization or, are unrated, but considered by the Investment Adviser to be of comparable quality. The Fund has established no minimum percentage of assets that must be invested in such lower quality Municipal Bonds. Such lower quality Municipal Bonds are frequently traded only in markets where the number of potential purchasers and sellers, if any, is very limited. The Fund may invest in certain tax-exempt securities classified as “private activity bonds” (in general, bonds that benefit non-governmental entities) that may subject certain investors in the Fund to a Federal alternative minimum tax. The Fund will not invest more than 25% of its total assets (taken at market value) in Municipal Bonds whose issuers are located in the same state.

The Fund also may invest in securities not issued by or on behalf of a state or territory or by an agency or instrumentality thereof, if the Fund nevertheless believes such securities pay interest or distributions that are

13

exempt from Federal income taxation (“Non-Municipal Tax-Exempt Securities”). Non-Municipal Tax-Exempt Securities may include securities issued by other investment companies that invest in Municipal Bonds, to the extent such investments are permitted by the 1940 Act. Other Non-Municipal Tax-Exempt Securities could include trust certificates or other instruments evidencing interests in one or more long-term Municipal Bonds. Certain Non-Municipal Tax-Exempt Securities may be characterized as derivative instruments. Non-Municipal Tax-Exempt Securities will be considered “Municipal Bonds” for purposes of the Fund’s investment objective and policies.

Investment in shares of the Fund’s common stock offers several potential benefits. The Fund offers investors the opportunity to receive income exempt from Federal income taxes by investing in a professionally managed portfolio comprised primarily of investment grade Municipal Bonds. Investment in the Fund also relieves the investor of the burdensome administrative details involved in managing a portfolio of Municipal Bonds. Additionally, the Investment Adviser will seek to enhance the yield on the common stock by leveraging the Fund’s capital structure through the issuance of preferred stock. These benefits are at least partially offset by the expenses involved in operating an investment company. Such expenses primarily consist of the investment advisory and administrative fees and operational costs. Additionally, the use of leverage involves certain expenses and special risk considerations. See “Risks and Special Considerations of Leverage.”

 The investment grade Municipal Bonds in which the Fund will invest are those Municipal Bonds rated at the date of purchase in the four highest rating categories of Standard & Poor’s (“S&P”), Moody’s Investors Services, Inc. (“Moody’s”) or Fitch, Inc. (“Fitch”) or, if unrated, considered to be of comparable quality by the Investment Adviser. In the case of long-term debt, the investment grade rating categories are AAA through BBB for S&P, Aaa through Baa for Moody’s and AAA through BBB for Fitch. In the case of short-term notes, the investment grade rating categories are SP-1+ through SP-3 for S&P, MIG-1 through MIG-3 for Moody’s and F-1+ through F-3 for Fitch. In the case of tax-exempt commercial paper, the investment grade rating categories are A-1+ through A-2 for S&P, Prime-1 through Prime-3 for Moody’s and F-1+ through F-3 for Fitch. Obligations ranked in the lowest investment grade rating category (BBB, SP-3 and A-3 for S&P; Baa, MIG-3 and Prime-3 for Moody’s; BBB and F-3 for Fitch), while considered “investment grade,” have certain speculative characteristics. There may be sub-categories or gradations indicating relative standing within the rating categories set forth above. See Appendix I to this prospectus for a description of S&P’s, Moody’s and Fitch’s ratings of Municipal Bonds. Certain Municipal Bonds may be entitled to the benefit of insurance as well as letters of credit or similar credit enhancements issued by municipal bond issuers or other financial institutions. In such instances, the Board of Directors and the Investment Adviser will take into account in assessing the quality of such bonds not only the creditworthiness of the issuer of such bonds but also the creditworthiness of the financial institution that provided such insurance or credit enhancement.

As noted above, the Fund may invest up to 25% of its assets in Municipal Bonds that are rated below investment grade or, if unrated, are considered to be of comparable quality by the Investment Adviser. These high yield bonds are commonly referred to as “junk bonds” and are regarded as predominantly speculative as to the issuer’s ability to make payments of principal and interest. Consequently, although such bonds can be expected to provide higher yields and be less subject to interest rate fluctuations, they may be subject to greater market price fluctuations and risk of loss of principal than lower yielding, higher rated fixed income securities. Such securities are particularly vulnerable to adverse changes in the issuer’s industry and in general economic conditions. Issuers of high yield bonds may be highly leveraged and may not have available to them more traditional methods of financing. The risk of loss due to default by the issuer is significantly greater for the holders of these bonds because such securities may be unsecured and may be subordinated to other creditors of

14

the issuer. In addition, while the high yield bonds in which the Fund may invest normally will not include securities that, at the time of investment, are in default or the issuers of which are in bankruptcy, there can be no assurance that such events will not occur after the Fund purchases a particular security, in which case the Fund may experience losses and incur costs.

High yield bonds frequently have call or redemption features that permit an issuer to repurchase such bonds from the Fund, which may decrease the net investment income to the Fund and dividends to shareholders in the event that the Fund is required to replace a called security with a lower yielding security. The Fund may have difficulty disposing of certain high yield bonds because there may be a thin trading market for such securities. Reduced secondary market liquidity may have an adverse impact on market price and the Fund’s ability to dispose of particular issues when necessary to meet the Fund’s liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness of the issuer. In addition, market quotations are generally available on many high yield bond issues only from a limited number of dealers and may not necessarily represent firm bids of such dealers or prices for actual sales.

The Fund’s investments may also include variable rate demand obligations (“VRDOs”) and VRDOs in the form of participation interests (“Participating VRDOs”) in variable rate tax-exempt obligations held by a financial institution, typically a commercial bank. The VRDOs in which the Fund will invest are tax-exempt obligations in the opinion of counsel to the issuer that contain a floating or variable interest rate adjustment formula and an unconditional right of demand on the part of the holder thereof to receive payment of the unpaid principal balance plus accrued interest on a short notice period not to exceed seven days. Participating VRDOs provide the Fund with a specified undivided interest (up to 100%) in the underlying obligation and the right to demand payment of the unpaid principal balance plus accrued interest on the Participating VRDOs from the financial institution on a specified number of days’ notice, not to exceed seven days. There is, however, the possibility that because of default or insolvency, the demand feature of VRDOs or Participating VRDOs may not be honored. The Fund has been advised by its counsel that the Fund should be entitled to treat the income received on Participating VRDOs as interest from tax-exempt obligations.

The average maturity of the Fund’s portfolio securities will vary based upon the Investment Adviser’s assessment of economic and market conditions. The net asset value of the shares of common stock of a closed-end investment company, such as the Fund, which invests primarily in fixed-income securities, changes as the general levels of interest rates fluctuate. When interest rates decline, the value of a fixed-income portfolio can be expected to rise. Conversely, when interest rates rise, the value of a fixed-income portfolio can be expected to decline. Prices of longer-term securities generally fluctuate more in response to interest rate changes than do short-term or medium-term securities. These changes in net asset value are likely to be greater in the case of a fund having a leveraged capital structure, such as that used by the Fund. See “Risks and Special Considerations of Leverage.”

The Fund intends to invest primarily in long term Municipal Bonds with a maturity of more than ten years. Also, the Fund may invest in intermediate term Municipal Bonds with a maturity of between three years and ten years. The Fund may invest in short term, tax-exempt securities, short term U.S. Government securities, repurchase agreements or cash. Such short term securities or cash will not exceed 20% of its total assets except during interim periods pending investment of the net proceeds of public offerings of the Fund’s securities or in anticipation of the repurchase or redemption of the Fund’s securities and temporary periods when, in the opinion of the Investment Adviser, prevailing market or economic conditions warrant. The Fund does not ordinarily intend to realize significant interest income not exempt from Federal income taxes.

15

 The Fund is classified as non-diversified within the meaning of the 1940 Act, which means that the Fund is not limited by such Act in the proportion of its assets that it may invest in securities of a single issuer. However, the Fund’s investments will be limited so as to qualify the Fund as a “regulated investment company” for purposes of the Federal tax laws. See “Taxes.” To qualify, among other requirements, the Fund will limit its investments so that, at the close of each quarter of the taxable year, (i) not more than 25% of the market value of the Fund’s total assets will be invested in the securities (other than U.S. Government securities) of a single issuer, and (ii) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities (other than U.S. Government securities) of a single issuer. A fund that elects to be classified as “diversified” under the 1940 Act must satisfy the foregoing 5% requirement with respect to 75% of its total assets. To the extent that the Fund assumes large positions in the securities of a small number of issuers, the Fund’s yield may fluctuate to a greater extent than that of a diversified company as a result of changes in the financial condition or in the market’s assessment of the issuers.

Description of Municipal Bonds

Municipal Bonds include debt obligations issued to obtain funds for various public purposes, including construction and equipping of a wide range of public facilities, refunding of outstanding obligations and obtaining funds for general operating expenses and loans to other public institutions and facilities. In addition, certain types of private activity bonds (“PABs”) are issued by or on behalf of public authorities to finance various privately operated facilities, including airports, public parks, mass commuting facilities, multifamily housing projects, as well as facilities for water supply, gas, electricity, sewage or solid waste disposal and pollution control facilities. For purposes of this prospectus, such obligations are Municipal Bonds if the interest paid thereon is exempt from Federal income tax, even though such bonds may be industrial development bonds (“IDBs”) or PABs as discussed below. Also, for purposes of this prospectus, Non-Municipal Tax-Exempt Securities as discussed above will be considered Municipal Bonds.

The two principal classifications of Municipal Bonds are “general obligation” bonds and “revenue” or “special obligation” bonds, which latter category includes IDBs and, for bonds issued after August 15, 1986, PABs. General obligation bonds are typically secured by the issuer’s pledge of faith, credit and taxing power for the repayment of principal and the payment of interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws, and an entity’s credit will depend on many factors, including potential erosion of the tax base due to population declines, natural disasters, declines in the state’s industrial base or inability to attract new industries, economic limits on the ability to tax without eroding the tax base, state legislative proposals or voter initiatives to limit ad valorem real property taxes, and the extent to which the entity relies on Federal or state aid, access to capital markets or other factors beyond the state’s or entity’s control. Revenue or special obligation bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source such as from the user of the facility being financed. PABs are in most cases revenue bonds and generally are not secured by a pledge of the credit or taxing power of the issuer of such bonds. The repayment of the principal and the payment of interest on such bonds depend solely on the ability of the user of the facility financed by the bonds to meet its financial obligations and the pledge, if any, of real and personal property so financed as security for such payment. Municipal Bonds also may include “moral obligation” bonds, which normally are issued by special purpose public authorities. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of such bonds becomes a moral commitment but not a legal obligation of the state or municipality in question.

16

The Fund may purchase Municipal Bonds classified as PABs (in general, bonds that benefit non-governmental entities). Interest received on certain PABs is treated as an item of “tax preference” for purposes of the Federal alternative minimum tax. There is no limitation on the percentage of the Fund’s assets that may be invested in Municipal Bonds, the interest on which is treated as an item of “tax preference” for purposes of the Federal alternative minimum tax. See “Taxes.”

Also included within the general category of Municipal Bonds are certificates of participation (“COPs”) executed and delivered for the benefit of government authorities or entities to finance the acquisition or construction of equipment, land and/or facilities. COPs represent participations in a lease, an installment purchase contract or a conditional sales contract (hereinafter collectively referred to as “lease obligations”) relating to such equipment, land or facilities. Although lease obligations do not constitute general obligations of the issuer for which the issuer’s unlimited taxing power is pledged, a lease obligation frequently is backed by the issuer’s covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain “non-appropriation” clauses, which provide that the issuer has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. Although “non-appropriation” lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

Federal tax legislation has limited the types and volume of bonds qualifying for a Federal income tax exemption of interest. As a result, this legislation and legislation that may be enacted in the future may affect the availability of Municipal Bonds for investment by the Fund.

Other Investment Policies

The Fund has adopted certain other policies as set forth below:

Borrowings. The Fund is authorized to borrow money in amounts of up to 5% of the value of its total assets at the time of such borrowings; provided, however, that the Fund is authorized to borrow moneys in amounts of up to 331/3% of the value of its total assets at the time of such borrowings to finance the repurchase of its own common stock pursuant to tender offers, if any, or otherwise, to redeem or repurchase shares of preferred stock or for temporary, extraordinary or emergency purposes. Borrowings by the Fund (commonly known, as with the issuance of preferred stock, as “leveraging”) create an opportunity for greater total return since the Fund will not be required to sell portfolio securities to purchase tendered shares but, at the same time, increase exposure to capital risk. In addition, borrowed funds are subject to interest costs that may offset or exceed the return earned on the borrowed funds.

When-Issued Securities and Delayed Delivery Transactions. The Fund may purchase or sell Municipal Bonds on a delayed delivery basis or on a when-issued basis at fixed purchase or sale terms. These transactions arise when securities are purchased or sold by the Fund with payment and delivery taking place in the future. The purchase will be recorded on the date the Fund enters into the commitment, and the value of the obligation will thereafter be reflected in the calculation of the Fund’s net asset value. The value of the obligation on the delivery date may be more or less than its purchase price. A separate account of the Fund will be established with its custodian consisting of cash, cash equivalents or liquid Municipal Bonds having a market value at all times at least equal to the amount of the forward commitment.

Indexed and Inverse Floating Obligations. The Fund may invest in Municipal Bonds (and Non-Municipal Tax-Exempt Securities) yielding a return based on a particular index of value or interest rates. For example, the Fund may invest in Municipal Bonds that pay interest based on an index of Municipal Bond interest rates. The

17

principal amount payable upon maturity of certain Municipal Bonds (and Non-Municipal Tax-Exempt Securities) also may be based on the value of an index. The Fund’s return on such Municipal Bonds (and Non-Municipal Tax-Exempt Securities) will be subject to risk with respect to the value of the particular index including reduced or eliminated interest payments and losses of invested principal. The Fund also may invest in so-called “inverse floating obligations” or “residual interest bonds” on which the interest rates typically vary inversely with a short-term floating rate (which may be reset periodically by a dutch auction, a remarketing agent, or by reference to a short term tax-exempt interest rate index). The Fund may purchase synthetically-created inverse floating rate bonds evidenced by custodial or trust receipts. Generally, interest rates on inverse floating rate bonds will decrease when short-term interest rates increase, and will increase when short term interest rates decrease. Such securities have the effect of providing a degree of investment leverage, since they may increase or decrease in value in response to changes in market interest rates at a rate that is a multiple (typically two) of the rate at which fixed rate, long term, tax-exempt securities increase or decrease in response to such changes. As a result, the market values of such securities generally will be more volatile than the market values of fixed rate tax-exempt securities. To seek to limit the volatility of these securities, the Fund may purchase inverse floating obligations with shorter term maturities or which contain limitations on the extent to which the interest rate may vary. The Investment Adviser believes that indexed and inverse floating obligations represent a flexible portfolio management instrument for the Fund that allows the Investment Adviser to vary the degree of investment leverage relatively efficiently under different market conditions.

Call Rights. The Fund may purchase a Municipal Bond issuer’s right to call all or a portion of such Municipal Bond for mandatory tender for purchase (a “Call Right”). A holder of a Call Right may exercise such right to require a mandatory tender for the purchase of related Municipal Bonds, subject to certain conditions. A Call Right that is not exercised prior to the maturity of the related Municipal Bond will expire without value. The economic effect of holding both the Call Right and the related Municipal Bond is identical to holding a Municipal Bond as a non-callable security.

Repurchase Agreements. The Fund may invest in securities pursuant to repurchase agreements. Repurchase agreements may be entered into only with a member bank of the Federal Reserve System or a primary dealer in U.S. Government securities or an affiliate thereof. Under such agreements, the seller agrees, upon entering into the contract, to repurchase the security at a mutually agreed upon time and price, thereby determining the yield during the term of the agreement. This results in a fixed rate of return insulated from market fluctuations during such period. The Fund may not invest in repurchase agreements maturing in more than seven days if such investments, together with all other illiquid investments, would exceed 15% of the Fund’s net assets. In the event of default by the seller under a repurchase agreement, the Fund may suffer time delays and incur costs or possible losses in connection with the disposal of the underlying securities. In general, for Federal income tax purposes, repurchase agreements are treated as collateralized loans secured by the securities “sold.” Therefore, amounts earned under such agreements will not be considered tax-exempt interest.

Options and Futures Transactions

The Fund may hedge all or a portion of its portfolio investments against fluctuations in interest rates through the use of options and certain financial futures contracts and options thereon. While the Fund’s use of hedging strategies is intended to reduce the volatility of the net asset value of common stock, the net asset value of the common stock will fluctuate. There can be no assurance that the Fund’s hedging transactions will be effective. In addition, because of the anticipated leveraged nature of the common stock, hedging transactions will result in a

18

larger impact on the net asset value of the common stock than would be the case if the common stock were not leveraged. Furthermore, the Fund may only engage in hedging activities from time to time and may not necessarily be engaging in hedging activities when movements in interest rates occur.

In addition, in order to obtain ratings of the preferred stock from one or more nationally recognized statistical rating organizations, the Fund may be required to limit its use of hedging techniques in accordance with the specified guidelines of such organizations. The Fund is under no obligation to use hedging transactions and may choose not to do so.

     Gains from transactions in options and futures contracts that are distributed to shareholders are taxable as ordinary income or, in certain circumstances, as long term capital gains to shareholders. See “Taxes—Tax Treatment of Options and Futures Transactions.”


The following is a description of the options and futures transactions in which the Fund may engage, limitations on the use of such transactions and risks associated therewith. The investment policies with respect to the hedging transactions of the Fund are not fundamental policies and may be modified by the Board of Directors of the Fund without the approval of the Fund’s shareholders.

Writing Covered Call Options. The Fund may write (i.e., sell) covered call options with respect to Municipal Bonds it owns, thereby giving the holder of the option the right to buy the underlying security covered by the option from the Fund at the stated exercise price until the option expires. The Fund writes only covered call options, which means that so long as the Fund is obligated as the writer of a call option, it will own the underlying securities subject to the option. The Fund may not write covered call options on underlying securities in an amount exceeding 15% of the market value of its total assets.

The Fund receives a premium from writing a call option that increases the Fund’s return on the underlying security in the event the option expires unexercised or is closed out at a profit. By writing a call, the Fund limits its opportunity to profit from an increase in the market value of the underlying security above the exercise price of the option for as long as the Fund’s obligation as a writer continues. Covered call options serve as a partial hedge against a decline in the price of the underlying security. The Fund may engage in closing transactions in order to terminate outstanding options that it has written.

Purchase of Options. The Fund may purchase put options in connection with its hedging activities. By buying a put the Fund has a right to sell the underlying security at the exercise price, thus limiting the Fund’s risk of loss through a decline in the market value of the security until the put expires. The amount of any appreciation in the value of the underlying security will be partially offset by the amount of the premium paid for the put option and any related transaction costs. Prior to its expiration, a put option may be sold in a closing sale transaction; profit or loss from the sale will depend on whether the amount received is more or less than the premium paid for the put option plus the related transaction costs. A closing sale transaction cancels out the Fund’s position as the purchaser of an option by means of an offsetting sale of an identical option prior to the expiration of the option it has purchased. In certain circumstances, the Fund may purchase call options on securities held in its portfolio on which it has written call options or on securities that it intends to purchase. The Fund will not purchase options on securities if, as a result of such purchase, the aggregate cost of all outstanding options on securities held by the Fund would exceed 5% of the market value of the Fund’s total assets.

Financial Futures Contracts and Options. The Fund is authorized to purchase and sell financial futures contracts and options thereon solely for the purposes of hedging its investments in Municipal Bonds against declines in value and to hedge against increases in the cost of securities it intends to purchase. A financial futures contract obligates the seller of a contract to deliver and the purchaser of a contract to take delivery of the type of

19

financial instrument covered by the contract or, in the case of index-based financial futures contracts, to make and accept a cash settlement, at a specific future time for a specified price. A sale of financial futures contracts may provide a hedge against a decline in the value of portfolio securities because such depreciation may be offset, in whole or in part, by an increase in the value of the position in the financial futures contracts. A purchase of financial futures contracts may provide a hedge against an increase in the cost of securities intended to be purchased because such appreciation may be offset, in whole or in part, by an increase in the value of the position in the futures contracts.

The purchase or sale of a financial futures contract differs from the purchase or sale of a security in that no price or premium is paid or received. Instead, an amount of cash or securities acceptable to the broker equal to approximately 5% of the contract amount must be deposited with the broker. This amount is known as initial margin. Subsequent payments to and from the broker, called variation margin, are made on a daily basis as the price of the financial futures contract fluctuates making the long and short positions in the financial futures contract more or less valuable.

The Fund may purchase and sell financial futures contracts based on The Bond Buyer Municipal Bond Index, a price-weighted measure of the market value of 40 large recently issued tax-exempt bonds, and purchase and sell put and call options on such financial futures contracts for the purpose of hedging Municipal Bonds that the Fund holds or anticipates purchasing against adverse changes in interest rates. The Fund also may purchase and sell financial futures contracts on U.S. Government securities and purchase and sell put and call options on such financial futures contracts for such hedging purposes. With respect to U.S. Government securities, currently there are financial futures contracts based on long-term U.S. Treasury bonds, Treasury notes, GNMA Certificates and three-month U.S. Treasury bills.

Subject to policies adopted by the Board of Directors, the Fund also may engage in transactions in other financial futures contracts transactions and options thereon, such as financial futures contracts or options on other municipal bond indices that may become available, if the Investment Adviser and the Directors of the Fund should determine that there is normally a sufficient correlation between the prices of such financial futures contracts and the Municipal Bonds in which the Fund invests to make such hedging appropriate.

Over-the-Counter Options. The Fund may engage in options and futures transactions on exchanges and in the over-the-counter markets. In general, exchange-traded contracts are third party contracts (i.e., performance of the parties’ obligations is guaranteed by an exchange or clearing corporation) with standardized strike prices and expiration dates. Over-the-counter options (“OTC options”) transactions are two party contracts with price and terms negotiated by the buyer and seller. See “Restrictions on OTC Options” below for information as to restrictions on the use of OTC options.

Restrictions on OTC Options. The Fund will engage in OTC options only with banks of the Federal Reserve System and primary dealers in U.S. Government securities or with affiliates of such banks or dealers that have capital of at least $50 million or whose obligations are guaranteed by an entity having capital of at least $50 million. Certain OTC options and assets used to cover OTC options written by the Fund may be considered to be illiquid. The illiquidity of such options or assets may prevent a successful sale of such options or assets, result in a delay of sale, or reduce the amount of proceeds that might otherwise be realized.

Risk Factors in Options and Futures Transactions. Utilization of futures transactions involves the risk of imperfect correlation in movements in the price of financial futures contracts and movements in the price of the security that is the subject of the hedge. If the price of the financial futures contract moves more or less than the

20

price of the security that is the subject of the hedge, the Fund will experience a gain or loss that will not be completely offset by movements in the price of such security. There is a risk of imperfect correlation where the securities underlying financial futures contracts have different maturities, ratings, geographic compositions or other characteristics than the security being hedged. In addition, the correlation may be affected by additions to or deletions from the index that serves as a basis for a financial futures contract. Finally, in the case of futures contracts on U.S. Government securities and options on such futures contracts, the anticipated correlation of price movements between the U.S. Government securities underlying the futures or options and Municipal Bonds may be adversely affected by economic, political, legislative or other developments that have a disparate impact on the respective markets for such securities.

Under regulations of the Commodity Futures Trading Commission (the “CFTC”), the futures trading activities described herein will not result in the Fund being deemed a “commodity pool,” as defined under such regulations, provided that the Fund adheres to certain restrictions. In particular, the Fund may purchase and sell financial futures contracts and options thereon (i) for bona fide hedging purposes, without regard to the percentage of the Fund’s assets committed to margin and option premiums, and (ii) for non-hedging purposes if, immediately thereafter, the sum of the amount of initial margin deposits on the Fund’s existing futures positions and option premiums entered into for non-hedging purposes does not exceed 5% of the market value of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and unrealized losses on any such transactions. Margin deposits may consist of cash or securities acceptable to the broker and the relevant contract market.

When the Fund purchases a financial futures contract, or writes a put option or purchases a call option thereon, it will maintain an amount of cash, cash equivalents (e.g., commercial paper and daily tender adjustable notes) or short term, high grade, fixed income securities in a segregated account with the Fund’s custodian so that the amount so segregated plus the amount of initial and variation margin held in the account of its broker equals the market value of the financial futures contract, thereby ensuring that the use of such financial futures contract is unleveraged.

Certain risks are involved in options and futures transactions. The Investment Adviser believes that, because the Fund engages in options and futures transactions only for hedging purposes, the Fund’s options and futures portfolio strategies of the Fund do not subject the Fund to certain risks associated with speculation in options and futures transactions.

The volume of trading in the exchange markets with respect to Municipal Bond options may be limited, and it is impossible to predict the amount of trading interest that may exist in such options. In addition, there can be no assurance that viable exchange markets will continue.

The Fund intends to enter into options and futures transactions, on an exchange or in the over-the-counter market, only if there appears to be a liquid secondary market for such options or futures. There can be no assurance, however, that a liquid secondary market will exist at any specific time. Thus, it may not be possible to close an options or futures transaction. The inability to close options and futures positions also could have an adverse impact on the Fund’s ability to effectively hedge its portfolio. There is also the risk of loss by the Fund of margin deposits or collateral in the event of bankruptcy of a broker with whom the Fund has an open position in an option or financial futures contract.

The liquidity of a secondary market in a financial futures contract may be adversely affected by “daily price fluctuation limits” established by commodity exchanges which limit the amount of fluctuation in a financial futures contract price during a single trading day. Once the daily limit has been reached in the contract, no trades

21

may be entered into at a price beyond the limit, thus preventing the liquidation of open futures positions. Prices have in the past moved beyond the daily limit on a number of consecutive trading days.

If it is not possible to close a financial futures position entered into by the Fund, the Fund would continue to be required to make daily cash payments of variation margin in the event of adverse price movements. In such a situation, if the Fund has insufficient cash, it may have to sell portfolio securities to meet daily variation margin requirements at a time when it may be disadvantageous to do so.

The successful use of these transactions also depends on the ability of the Investment Adviser to forecast correctly the direction and extent of interest rate movements within a given time frame. To the extent these rates remain stable during the period in which a futures contract is held by the Fund or move in a direction opposite to that anticipated, the Fund may realize a loss on the hedging transaction that is not fully or partially offset by an increase in the value of portfolio securities. As a result, the Fund’s total return for such period may be less than if it had not engaged in the hedging transaction. Furthermore, the Fund will only engage in hedging transactions from time to time and may not necessarily be engaging in hedging transactions when movements in interest rates occur.

RISKS AND SPECIAL CONSIDERATIONS OF LEVERAGE

Effects of Leverage

 From time to time, the Fund may issue preferred stock representing up to approximately 35% of the Fund’s capital, including capital immediately after issuance raised through the sale of the preferred stock. As of the date of this prospectus, the Fund has 1,720 shares of its Series A AMPS outstanding, representing approximately __% of its capital. There can be no assurance, however, that preferred stock representing any particular percentage of the Fund’s capital will actually be issued. Issuing preferred stock leverages the Fund’s common stock. The Series A AMPS pay dividends that are generally adjusted every seven days and the dividend rate of the Series A AMPS is based upon prevailing interest rates for debt obligations of comparable maturity. The proceeds from the sale of the Series A AMPS were invested in longer term obligations in accordance with the Fund’s investment objective, as will be the proceeds of the issuance of any additional shares of preferred stock. The Fund may issue additional shares of its Series A AMPS or other preferred stock in the future. Other preferred stock will pay dividends that will be adjusted over either relatively short term periods (generally seven to 28 days) or medium term periods (up to five years) and the dividend rates thereon will be based upon prevailing interest rates for debt obligations of comparable maturities. Issuance and ongoing expenses of the preferred stock will be borne by the Fund and will reduce the net asset value of the common stock. Additionally, under certain circumstances, when the Fund is required to allocate taxable income to holders of preferred stock, it is anticipated that the terms of the preferred stock will require the Fund to make an additional distribution to such holders in an amount approximately equal to the tax liability resulting from such allocation and such additional distribution (such amount, an “Additional Distribution”). Because under normal market conditions, obligations with longer maturities produce higher yields than short term and medium term obligations, the Investment Adviser believes that the spread inherent in the difference between the short term and medium term rates (and any Additional Distributions) paid by the Fund as dividends on the preferred stock and the longer term rates received by the Fund will provide holders of common stock with a potentially higher yield.

The use of leverage, however, involves certain risks to the holders of common stock. For example, issuance of the preferred stock may result in higher volatility of the net asset value of the common stock and potentially more volatility in the market value of the common stock. In addition, changes in the short term and medium term

22

dividend rates on, and the amount of taxable income allocable to, the preferred stock will affect the yield to holders of common stock. Leverage will allow holders of common stock to realize a higher current rate of return than if the Fund were not leveraged as long as the Fund, while accounting for its costs and operating expenses, is able to realize a higher net return on its investment portfolio than the then current dividend rate (and any Additional Distribution) of the preferred stock. Similarly, since a pro rata portion of the Fund’s net realized capital gains on its investment assets are generally payable to holders of common stock, if net capital gains are realized by the Fund, the effect of leverage will be to increase the amount of such gains distributed to holders of common stock. However, short term, medium term and long term interest rates change from time to time as does their relationship to each other (i.e., the slope of the yield curve) depending upon such factors as supply and demand forces, monetary and tax policies and investor expectations. Changes in such factors could cause the relationship between short term, medium term and long term rates to change (i.e., to flatten or to invert the slope of the yield curve) so that short term and medium term rates may substantially increase relative to the long term obligations in which the Fund may be invested. To the extent that the current dividend rate (and any Additional Distribution) on the preferred stock approaches the net return on the Fund’s investment portfolio, the benefit of leverage to holders of common stock will be reduced, and if the current dividend rate (and any Additional Distribution) on the preferred stock were to exceed the net return on the Fund’s portfolio, the Fund’s leveraged capital structure would result in a lower current yield to holders of common stock than if the Fund were not leveraged. Similarly, since both the costs associated with the issuance of preferred stock and any decline in the value of the Fund’s investments (including investments purchased with the proceeds from any preferred stock offering) will be borne entirely by holders of common stock, the effect of leverage in a declining market would result in a greater decrease in net asset value to holders of common stock than if the Fund were not leveraged. If the Fund is liquidated, holders of preferred stock will be entitled to receive liquidating distributions before any distribution is made to holders of common stock.

In an extreme case, a decline in net asset value could affect the Fund’s ability to pay dividends on the common stock. Failure to make such dividend payments could adversely affect the Fund’s qualification as a regulated investment company under the Federal tax laws. See “Taxes.” However, the Fund intends to take all measures necessary to continue to make common stock dividend payments. If the Fund’s current investment income were not sufficient to meet dividend requirements on either the common stock or the preferred stock, it could be necessary for the Fund to liquidate certain of its investments. In addition, the Fund will have the authority to redeem the preferred stock for any reason and may redeem all or part of the preferred stock under the following circumstances:

•	if the Fund anticipates that the Fund’s leveraged capital structure will result in a lower rate of return for any significant amount of time to holders of the common stock than that obtainable if the common stock were not leveraged,
•	if the asset coverage for the preferred stock declines below 200%, either as a result of a decline in the value of the Fund’s portfolio investments or as a result of the repurchase of common stock in tender offers, or
•	in order to maintain the asset coverage guidelines established by nationally recognized rating agencies rating the preferred stock.

Redemption of the preferred stock or insufficient investment income to make dividend payments may reduce the net asset value of the common stock and require the Fund to liquidate a portion of its investments at a time when it may be disadvantageous, in the absence of such extraordinary circumstances, to do so.

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As discussed under “Investment Advisory and Management Agreements,” during periods when the Fund has preferred stock outstanding, the fees paid the Investment Advisor for investment advisory services will be higher than if the Fund did not issue preferred stock because the fees paid will be calculated on the basis of the Fund’s average weekly net assets, including proceeds from the sale of preferred stock. As of the date of this prospectus, the Fund has used leverage by issuing Series A AMPS that pay dividends at a rate that generally will be adjusted every seven days in an amount representing approximately __% of the Fund’s capital at an annual dividend rate of ____% payable on such preferred stock based on market rates as of the date of this prospectus. The annual return that the Fund’s portfolio must experience (net of expenses) in order to cover such dividend payments would be ____%.

The following table is designed to illustrate the effect on the return to a holder of the Fund’s common stock of the leverage obtained by the issuance of Series A AMPS representing approximately __% of the Fund’s capital, assuming hypothetical annual returns on the Fund’s portfolio of minus 10% to plus 10%. As the table shows, leverage generally increases the return to stockholders when portfolio return is positive and decreases the return when the portfolio return is negative. The figures appearing in the table are hypothetical and actual returns may be greater or less than those appearing in the table.

Assumed Portfolio Return (net of expenses)	(__)%	(_)%	_%	_%	__%

Corresponding common stock Return	(___)%	(__)%	(__)%	____%	____%

The leveraging of the common stock would be eliminated during any period that preferred stock is not outstanding and the risks and special considerations related to leverage described in this prospectus would not apply.

Portfolio Management and Other Considerations

If short term or medium term rates increase or other market conditions change to the point where the Fund’s leverage could adversely affect holders of common stock as noted above, or in anticipation of such changes, the Fund may attempt to shorten the average maturity of its investment portfolio, which would tend to offset the negative impact of leverage. The Fund also may attempt to reduce the degree to which it is leveraged by redeeming preferred stock pursuant to the Fund’s Articles Supplementary, which establish the rights and preferences of the preferred stock, or otherwise purchasing shares of preferred stock. Purchases and redemptions of preferred stock, whether through redemptions, on the open market or in negotiated transactions, are subject to limitations under the 1940 Act. In determining whether or not it is in the best interest of the Fund and its stockholders to redeem or repurchase outstanding preferred stock, the Board of Directors will take into account a variety of factors, including the following:

•	market conditions,
•	the ratio of preferred stock to common stock, and
•	the expenses associated with such redemption or repurchase.

If market conditions subsequently change, the Fund may sell previously unissued shares of preferred stock or shares of preferred stock that the Fund previously issued but later repurchased or redeemed.

The Series A AMPS have been rated aaa by Moody’s and AAA by S&P. Prior to the time it offers additional preferred stock, the Fund intends to apply for ratings on such preferred stock from one or more nationally recognized statistical rating organizations. In order to obtain these ratings, the Fund may be required to maintain

24

portfolio holdings meeting specified guidelines of such organizations. These guidelines may impose asset coverage requirements that are more stringent than those imposed by the 1940 Act. It is not anticipated that these guidelines will impede the Investment Adviser from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies. Ratings on preferred stock issued by the Fund should not be confused with ratings on obligations held by the Fund.

Under the 1940 Act, the Fund is not permitted to issue shares of preferred stock unless immediately after such issuance the net asset value of the Fund’s portfolio is at least 200% of the liquidation value of the outstanding preferred stock (expected to equal the original purchase price of the outstanding shares of preferred stock plus any accumulated and unpaid dividends thereon and any accumulated and unpaid Additional Distribution). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its common stock unless, at the time of such declaration, the net asset value of the Fund’s portfolio (determined after deducting the amount of such dividend or distribution) is at least 200% of such liquidation value. As of the date of this prospectus, the Fund’s capital structure includes 1,720 shares of Series A AMPS representing approximately __% of the Fund’s capital, and the asset coverage with respect to the Series A AMPS is approximately ___%. To the extent possible, the Fund intends to purchase or redeem shares of preferred stock from time to time to maintain coverage of preferred stock of at least 200%.

The Fund pays service fees to certain broker-dealers at the end of each auction in connection with the Series A AMPS. For the fiscal years ended October 31, 1998, October 31, 1999 and October 31, 2000, Merrill Lynch was paid $120,839, $133,923 and $127,823, respectively, in service fees by the Fund.

INVESTMENT RESTRICTIONS

The following are fundamental investment restrictions of the Fund and may not be changed without the approval of the holders of a majority of the Fund’s outstanding shares of common stock (which for this purpose and under the 1940 Act means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares of common stock are represented or (ii) more than 50% of the outstanding shares) and of the outstanding shares of preferred stock, voting together as a class, and the approval of a majority of the outstanding shares of preferred stock, voting separately by class. The Fund may not:

1. Make investments for the purpose of exercising control or management.

2. Purchase or sell real estate, real estate limited partnerships, commodities or commodity contracts; provided that the Fund may invest in securities directly or indirectly secured by real estate or interests therein or issued by companies that invest in real estate or interests therein, and the Fund may purchase and sell financial futures contracts and options thereon.

3. Issue senior securities or borrow money, except as permitted by Section 18 of the 1940 Act.

4. Underwrite securities of other issuers except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in selling portfolio securities.

5. Make loans to other persons, except that the Fund may purchase Municipal Bonds and other debt securities in accordance with its investment objective, policies and limitations.

6. Invest more than 25% of its total assets (taken at market value at the time of each investment) in securities of issuers in a single industry; provided that, for purposes of this restriction, states, municipalities and their political subdivisions are not considered to be part of any industry.

25

For the purposes of restriction (6), the exception for states, municipalities and their political subdivisions applies only to tax-exempt securities issued by such entities.

Additional investment restrictions adopted by the Fund, which may be changed by the Board of Directors, without shareholder approval, provide that the Fund may not:

a. Purchase securities of other investment companies, except to the extent that such purchases are permitted by applicable law. Applicable law currently prohibits the Fund from purchasing the securities of other investment companies except if immediately thereafter not more than (i) 3% of the total outstanding voting stock of such company is owned by the Fund, (ii) 5% of the Fund’s total assets, taken at market value, would be invested in any one such company, (iii) 10% of the Fund’s total assets, taken at market value, would be invested in such securities, and (iv) the Fund, together with other investment companies having the same investment adviser and companies controlled by such companies, owns not more than 10% of the total outstanding stock of any one closed-end investment company.

b. Mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by the Fund except as may be necessary in connection with borrowings mentioned in investment restriction (3) above or except as may be necessary in connection with transactions in financial futures contracts and options thereon.

c. Purchase any securities on margin, except that the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities (the deposit or payment by the Fund of initial or variation margin in connection with financial futures contracts and options thereon is not considered the purchase of a security on margin).

d. Make short sales of securities or maintain a short position or invest in put, call, straddle or spread options, except that the Fund may write, purchase and sell options and futures on Municipal Bonds, U.S. Government obligations and related indices or otherwise in connection with bona fide hedging activities and may purchase and sell Call Rights to require mandatory tender for the purchase of related Municipal Bonds.

If a percentage restriction on investment policies or the investment or use of assets set forth above is adhered to at the time a transaction is effected, later changes in percentages resulting from changing values will not be considered a violation.

The Investment Adviser of the Fund and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) are owned and controlled by Merrill Lynch & Co., Inc. (“ML & Co”). Because of the affiliation of Merrill Lynch with the Investment Adviser, the Fund is prohibited from engaging in certain transactions involving Merrill Lynch except pursuant to an exemptive order of the Commission or otherwise in compliance with the provisions of the 1940 Act and the rules and regulations thereunder. Included among such restricted transactions will be purchases from or sales to Merrill Lynch of securities in transactions in which Merrill Lynch acts as principal. An exemptive order has been obtained that permits the Fund to effect principal transactions with Merrill Lynch in high quality, short-term, tax-exempt securities subject to conditions set forth in such order.

PURCHASE OF SHARES

The Distributor, an affiliate of both the Investment Adviser and Merrill Lynch, acts as the distributor of shares of common stock of the Fund. The Fund is engaged in a continuous offering of its shares of common stock on a best efforts basis through the Distributor and other selected securities dealers that have entered into

26

agreements with the Distributor, including Merrill Lynch. Shares of the Fund may be purchased from the Distributor or selected dealers, including Merrill Lynch, or by mailing a purchase order directly to the Transfer Agent. The minimum initial purchase is $1,000 and the minimum subsequent purchase is $50. The Fund reserves the right to waive or modify the initial and subsequent minimum investment requirements at any time. In connection with an exemption the Fund has obtained from the Commission relating to its tender offers, the Fund will not offer its shares during the five business days preceding the termination of a tender offer.

To permit the Fund to invest the net proceeds from the sale of its shares of common stock in an orderly manner, the Fund may, from time to time, suspend the sale of its shares of common stock, except for sales to existing holders of common stock and dividend reinvestments.

Due to the administrative complexities associated with the continuous offering, administrative errors may result in the Distributor or an affiliate inadvertently acquiring nominal numbers (in no event in excess of 5% of the shares of common stock) of shares of common stock that it may wish to resell. Such shares of common stock will not be subject to any investment restriction and may be resold pursuant to this prospectus.

The Fund offers its shares of common stock at a public offering price equal to the next determined net asset value per share without a front-end sales charge (although in certain cases a CDSC may apply as described herein). The applicable offering price for purchase orders is based on the net asset value of the Fund next determined after receipt of the purchase order by the Distributor. As to purchase orders received by securities dealers prior to the close of business on the New York Stock Exchange (“NYSE”) (generally, the NYSE closes at 4:00 p.m., Eastern time), which includes orders received after the close of business on the previous day, the applicable offering price is based on the net asset value determined after the close of business on the NYSE on that day, based on prices at the time of closing, provided the Distributor in turn receives the order from the securities dealer prior to 30 minutes after the close of business on the NYSE on that day. If the purchase orders are not received by the Distributor prior to 30 minutes after the close of business on the NYSE, such orders are deemed received on the next business day. Any order may be rejected by the Distributor or the Fund. The Fund or the Distributor may suspend the continuous offering of the Fund’s shares to the general public at any time in response to conditions in the securities markets or otherwise and may thereafter resume such offering from time to time. Neither the Distributor nor the dealers are permitted to withhold placing orders to benefit themselves by a price change. The Distributor is required to advise the Fund promptly of all purchase orders and cause payments for shares of common stock to be delivered promptly to the Fund. Merrill Lynch charges its customers a processing fee (presently $5.35) to confirm a purchase of shares by such customers. Purchases made directly through the Transfer Agent are not subject to the processing fee.

The Distributor compensates Merrill Lynch and other selected dealers at a rate of 3.0% of amounts purchased. In addition, the Distributor compensates Merrill Lynch and other selected dealers at an annual rate equal to 0.25% of the value of Fund shares sold by Merrill Lynch and such dealers that remain outstanding after one year from the date of their original purchase. The payments made by the Distributor will be made from its own assets and will not be an expense borne by the Fund, although the Distributor may recover some of these payments by imposing a contingent deferred sales charge (as described below) against shareholders who tender shares owned less than three years. See “Contingent Deferred Sales Charge.” Total compensation paid to Merrill Lynch, other selected dealers and the Distributor, including the compensation paid at the time of purchase, the 0.25% annual payments mentioned above and the CDSC, if any, will not exceed the applicable limit (presently 8%), as determined from time to time by the National Association of Securities Dealers, Inc. For the fiscal years ended October 31, 1998, October 31, 1999 and October 31, 2000, the Distributor paid approximately $949,939, $1,018,482 and $354,807.41, respectively, to Merrill Lynch in connection with sales of shares of common stock of the Fund.

27

Upon the transfer of shares out of a Merrill Lynch brokerage account, an investment account in the transferring shareholder’s name will be opened automatically, without charge, at the Fund’s Transfer Agent. Shareholders should be aware that it will not be possible to transfer their shares from Merrill Lynch to another brokerage firm or financial institution. Shareholders interested in transferring their brokerage accounts from Merrill Lynch and who do not wish to have an account maintained for such shares at the transfer agent must tender the shares for repurchase by the Fund as described under “Tender Offers” so that the cash proceeds can be transferred to the account at the new firm.

TENDER OFFERS

In recognition of the possibility that a secondary market for the Fund’s shares will not exist, the Fund takes certain actions that provide liquidity to shareholders. The Fund may from time to time make offers to purchase its shares of common stock from all beneficial holders of the Fund’s common stock at a price per share equal to the net asset value per share of the common stock determined at the close of business on the day an offer terminates. Commencing with the second quarter of the Fund’s operations, the Board of Directors has considered making tender offers on a quarterly basis, and the Board of Directors intends to continue this practice. There can be no assurance, however, that the Board of Directors will undertake the making of any tender offer. Subject to the Fund’s investment restriction with respect to borrowings, the Fund may borrow money to finance the repurchase of shares pursuant to any tender offers. See “Investment Restrictions.”

The Fund expects that ordinarily there will be no secondary market for the Fund’s common stock and that periodic tenders will be the only source of liquidity for Fund shareholders. Nevertheless, if a secondary market develops for the common stock of the Fund, the market price of the shares may vary from net asset value from time to time. Such variance may be affected by, among other factors, relative demand and supply of shares and the performance of the Fund, especially as it affects the yield on and net asset value of the common stock of the Fund. A tender offer for shares of common stock of the Fund at net asset value is expected to reduce any spread between net asset value and market price that may otherwise develop. However, there can be no assurance that such action would result in the Fund’s common stock trading at a price that equals or approximates net asset value.

Although the Board of Directors believes that the tender offers generally are beneficial to the Fund’s holders of common stock, the acquisition of shares of common stock by the Fund will decrease the total assets of the Fund. Tender offers are therefore likely to increase the Fund’s expense ratio (assuming such acquisition is not offset by the issuance of additional shares of common stock). Furthermore, if the Fund borrows to finance the making of tender offers, interest on such borrowing will reduce the Fund’s net investment income.

It is the Board’s announced policy, which may be changed by the Board, not to purchase shares pursuant to a tender offer if (1) such purchases would impair the Fund’s status as a regulated investment company under the Federal tax laws (which would make the Fund a taxable entity, causing the Fund’s income to be taxed at the corporate level in addition to the taxation of shareholders who receive dividends from the Fund); (2) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objective and policies in order to purchase common stock tendered pursuant to the tender offer; or (3) there is, in the Board’s judgment, any (a) legal action or proceeding instituted or threatened challenging the tender offer or otherwise materially adversely affecting the Fund, (b) declaration of banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State, that is material to the Fund, (c) limitation imposed by Federal or state authorities on the extension of credit by

28

lending institutions, (d) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, or (e) other event or condition that would have a material adverse effect on the Fund or its shareholders if shares of common stock tendered pursuant to the tender offer were purchased. Thus, there can be no assurance that the Board will proceed with any tender offer. The Board of Directors may modify these conditions in light of circumstances existing at the time. If the Board of Directors determines to purchase the Fund’s shares of common stock pursuant to a tender offer, such purchases could reduce significantly the asset coverage of any borrowing or outstanding senior securities, including any preferred stock. The Fund may not purchase shares of common stock to the extent such purchases would result in the asset coverage with respect to such borrowing or senior securities, including any preferred stock, being reduced below the asset coverage requirement set forth in the 1940 Act or, with respect to preferred stock, the asset coverage requirements of any nationally recognized statistical rating organization rating the preferred stock. Accordingly, in order to purchase all shares of common stock tendered, the Fund may have to repay all or part of any then outstanding borrowing or redeem all or part of any then outstanding senior securities, including any preferred stock, to maintain the required asset coverage. See “Risks and Special Considerations of Leverage--Portfolio Management and Other Considerations.” In addition, the amount of shares of common stock for which the Fund makes any particular tender offer may be limited for the reasons set forth above or in respect of other concerns related to liquidity of the Fund’s portfolio.

In the event that circumstances arise under which the Fund does not conduct the tender offers regularly, the Board of Directors will consider alternate means of providing liquidity for holders of common stock. Such action would include evaluating any secondary market that then exists for the common stock and determining whether it provides liquidity for holders of common stock. If the Board of Directors determines that such market, if any, fails to provide liquidity for the holders of common stock, the Board plans to consider alternate means of providing liquidity. Among the alternatives that the Board of Directors may consider is listing the Fund’s common stock on a major domestic stock exchange or on the Nasdaq National Market. The Board of Directors also may consider causing the Fund to repurchase its shares from time to time in open market or private transactions when it can do so on terms that represent a favorable investment opportunity. In any event, the Board of Directors plans to cause the Fund to take whatever action it deems necessary or appropriate to provide liquidity for the holders of common stock in light of the facts and circumstances existing at such time.

Consummating a tender offer may require the Fund to liquidate portfolio securities and realize gains or losses at a time when the Investment Adviser would otherwise consider it disadvantageous to do so.

Each tender offer is made and shareholders notified in accordance with the requirements of the Securities Exchange Act of 1934 (the “1934 Act”) and the 1940 Act, either by publication or mailing or both. The offering documents contain information prescribed by such laws and the rules and regulations promulgated thereunder. The repurchase of tendered shares by the Fund is a taxable event. See “Taxes.” The Fund pays all costs and expenses associated with making of any tender offer. A CDSC is imposed on most shares accepted for tender that have been held for less than three years. See “Contingent Deferred Sales Charge.” In addition, Merrill Lynch charges its customers a processing fee (presently $5.35) to confirm a repurchase of shares from such customers pursuant to a tender offer. Tenders made directly through the Transfer Agent are not subject to the processing fee.

CONTINGENT DEFERRED SALES CHARGE

A CDSC to recover distribution expenses incurred by the Distributor is charged against the shareholder’s investment account and paid to the Distributor in connection with most shares of common stock held for less than three years that are repurchased pursuant to a tender offer. The CDSC is imposed on those shares of

29

common stock accepted for tender based on an amount equal to the lesser of the then current net asset value of the shares of common stock or the cost of the shares of common stock being tendered. Accordingly, the CDSC is not imposed on increases in the net asset value above the initial purchase price. In addition, the CDSC is not imposed on shares acquired by reinvesting ordinary income dividends or capital gains distributions. In determining whether a CDSC is payable, it is assumed that the acceptance of an offer to repurchase pursuant to a tender offer would be made from the earliest purchase of shares of common stock. The CDSC imposed varies depending on the length of time the common stock has been owned since purchase (separate purchases shall not be aggregated for these purposes), as set forth in the following table:

Year of Repurchase	Contingent Deferred Sales Charge
First	3.0%
Second	2.0%
Third	1.0%
Fourth and following	0%

In determining whether a CDSC is applicable to a tender of shares of common stock, the calculation is determined in the manner that results in the lowest possible amount being charged. It is assumed that the shareholder first tenders shares of common stock held for over three years and shares of common stock acquired by reinvesting dividends or distributions, followed by shares of common stock held longest during the three year period. The CDSC will not be applied to dollar amounts representing an increase in the net asset value since the time of purchase. The Fund waives CDSC’s on Fund shares tendered following the death of all beneficial owners of such shares, provided the shares are tendered within one year of death (a death certificate and other applicable documents may be required). At the time of tender, the record or succeeding beneficial owner must notify the transfer agent either directly or indirectly through the Distributor that the CDSC should be waived. Upon confirmation of the owner’s entitlement, the waiver will be granted; otherwise, the waiver will be lost.

Example:

Assume an investor purchased 1,000 shares of common stock (at a cost of $10,000). Two years after purchase, the net asset value per share is $12.00 and, during the two year period, the investor has acquired 100 additional shares of common stock by reinvesting dividends. If the investor first tenders 500 shares at this time (proceeds of $6,000), 100 shares will not be subject to the CDSC because they were acquired by reinvesting dividends. With respect to the remaining 400 shares tendered, the CDSC is applied only to the original cost of $10 per share (and not to the increase in net asset value of $2.00 per share). Therefore, $4,000 of the $6,000 redemption proceeds will be charged at a rate of 2.0% (the applicable rate in the second year after purchase).

For the fiscal years ended October 31, 1998, October 31, 1999 and October 31, 2000, the amount paid to the Distributor in CDSCs aggregated $146,028, $60,852 and $115,842, respectively.

DIRECTORS AND OFFICERS

The Board of Directors of the Fund consists of eight individuals, seven of whom are not “interested persons” of the Fund as defined in the 1940 Act (the “non-interested Directors”). The Directors are responsible for the overall supervision of the operations of the Fund and perform the various duties imposed on the directors of investment companies by the 1940 Act.

30

Information about the Directors, executive officers and portfolio managers of the Fund, including their ages and their principal occupations for at least the last five years is set forth below. Unless otherwise noted, the address of each Director, executive officer and portfolio manager is P.O. Box 9011, Princeton, New Jersey 08543-9011.

 TERRY K. GLENN (60) — President and Director(1)(2) — Executive Vice President of the Investment Adviser and its affiliate, Merrill Lynch Investment Managers, L.P. (“MLIM”) (which terms, as used herein, include their corporate predecessors) since 1983; Executive Vice President and Director of Princeton Services, Inc. (“Princeton Services”) since 1993; President of FAM Distributors, Inc. (“FAMD” or the “Distributor”) since 1986 and Director thereof since 1991; President of Princeton Administrators, L.P. since 1988.

 RONALD W. FORBES (60) — Director(2)(3) — 1400 Washington Avenue, Albany, New York 12222. Professor Emeritus of Finance, School of Business, State University of New York at Albany since 2000 and Professor thereof from 1989 to 2000; International Consultant, Urban Institute, Washington, D.C. from 1995 to 1999.

CYNTHIA A. MONTGOMERY (48) — Director(2)(3) — Harvard Business School, Soldiers Field Road, Boston, Massachusetts 02163. Professor, Harvard Business School since 1989; Associate Professor, J.L. Kellogg Graduate School of Management, Northwestern University from 1985 to 1989; Assistant Professor, Graduate School of Business Administration, The University of Michigan from 1979 to 1985; Director, UNUMProvident Corporation since 1990 and Director of NewellRubbermaid Co. since 1995.

CHARLES C. REILLY (69) — Director(2)(3) — 9 Hampton Harbor Road, Hampton Bays, New York 11946. Self-employed financial consultant since 1990; President and Chief Investment Officer of Verus Capital, Inc. from 1979 to 1990; Senior Vice President of Arnhold and S. Bleichroeder, Inc. from 1973 to 1990; Adjunct Professor, Columbia University Graduate School of Business from 1990 to 1991; Adjunct Professor, Wharton School, University of Pennsylvania from 1989 to 1990; Partner, Small Cities Cable Television from 1986 to 1997.

KEVIN A. RYAN (68) — Director(2)(3) — 127 Commonwealth Avenue, Chestnut Hill, Massachusetts 02167. Founder and currently Director Emeritus of the Boston University Center for the Advancement of Ethics and Character and Director thereof from 1989 to 1999; Professor from 1982 to 1999 and currently Professor Emeritus of Education at Boston University; formerly taught on the faculties of The University of Chicago, Stanford University and Ohio State University.

ROSCOE S. SUDDARTH (65) — Director(2)(3) — 1761 N Street, N.W., Washington, D.C. 20036. President, Middle East Institute, since 1995; Foreign Service Officer, United States Foreign Service, from 1961 to 1995; Career Minister, from 1989 to 1995; Deputy Inspector General, U.S. Department of State, from 1991 to 1994; U.S. Ambassador to the Hashemite Kingdom of Jordan from 1987 to 1990.

RICHARD R. WEST (62) — Director(2)(3) — Box 604, Genoa, Nevada 89411. Professor of Finance since 1984, Dean from 1984 to 1993, and currently Dean Emeritus of New York University Leonard N. Stern School of Business Administration; Director of Bowne & Co., Inc., Vornado Realty Trust, Inc. (real estate holding company), Vornado Operating Company, Inc. and Alexander’s, Inc. (real estate company).

EDWARD D. ZINBARG (66) — Director(2)(3) — 5 Hardwell Road, Short Hills, New Jersey 07078-2117. Self-employed financial consultant since 1994; Executive Vice President of The Prudential Insurance Company of America from 1988 to 1994; Former Director of Prudential Reinsurance Company and former Trustee of The Prudential Foundation.

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 VINCENT R. GIORDANO (56) — Senior Vice President(1)(2) — Senior Vice President of the Investment Adviser and MLIM since 1984; Senior Vice President of Princeton Services since 1993.

DONALD C. BURKE (40) — Vice President and Treasurer(1)(2) — First Vice President of the Investment Adviser and MLIM since 2000 and Treasurer thereof since 1999; Senior Vice President and Treasurer of Princeton Services since 1999; Vice President of FAMD since 1999; First Vice President of the Investment Adviser from 1997 to 1999; Vice President of MLIM from 1990 to 1997; Director of Taxation of the Investment Adviser since 1990.

KENNETH A. JACOB (49) — Vice President(1)(2) — First Vice President of MLIM since 1997; Vice President of MLIM from 1984 to 1997.

JOHN M. LOFFREDO, CFA (37) — Vice President and Portfolio Manager(1)(2) — First Vice President of MLIM since 1997; Vice President of MLIM from 1991 to 1997.

ROBERT A. DIMELLA, CFA (34) — Vice President and Portfolio Manager(1)(2) — Vice President of MLIM since 1997; Assistant Vice President of MLIM from 1995 to 1997; employee of MLIM since 1993; Assistant Portfolio Manager with Prudential Investment Advisors from 1992 to 1993; Research Associate with Prudential Investment Corporation from 1989 to 1992.

ROBERTO W. ROFFO (35) — Vice President and Portfolio Manager(1)(2) — Vice President of MLIM since 1996; Portfolio Manager with MLIM since 1992.

 JODI M. PINEDO (30) — Secretary(1)(2) — Vice President of MLIM since April 2000; Attorney with MLIM since 1999; Senior Paralegal for MLIM from 1998 to 1999; Senior Legal Specialist for Merrill Lynch, Pierce, Fenner & Smith Incorporated from 1996 to 1998.

(1)	Interested person, as defined in the 1940 Act, of the Fund.
(2)	Such Director or officer is a director, trustee, officer or member of the advisory board of one or more investment companies for which the Investment Adviser or MLIM acts as investment adviser.
(3)	Member of the Fund’s Audit and Nominating Committee, which is responsible for the selection of the independent auditors and the selection and nomination of non-interested Directors.

At December 31, 2000, the officers and Directors of the Fund as a group (15 persons) owned an aggregate of less than 1% of the outstanding shares of the common stock and the Series A AMPS, respectively. At such date, Mr. Glenn, an officer and Director of the Fund, and the other officers of the Fund, owned less than 1% of the outstanding shares of common stock of ML & Co.

In connection with the election of the Fund’s Directors, holders of shares of Series A AMPS and other preferred stock, voting as a separate class, are entitled to elect two of the Fund’s Directors, and the remaining Directors will be elected by all holders of capital stock, voting as a single class. Messrs. Forbes and Reilly have been designated as the Directors to be elected by holders of the preferred stock. See “Description of Capital Stock.”

Compensation of Directors

Pursuant to an Investment Advisory Agreement with the Fund, the Investment Adviser pays all compensation of officers and employees of the Fund as well as the fees of all Directors who are affiliated persons of ML & Co. or its subsidiaries. The Fund pays each non-interested Director an annual fee of $1,400 per

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year plus $150 per Board meeting and meeting of the Audit and Nominating Committee (the “Committee”) attended and pays all Director’s actual out-of-pocket expenses relating to attendance at meetings. The Co-Chairmen of the Committee each receive an additional annual fee of $500. For the fiscal year ended October 31, 2000, fees and expenses paid to the non-interested Directors that were allocated to the Fund aggregated $31,324.

The following table sets forth the compensation earned by the non-interested Directors from the Fund for the fiscal year ended October 31, 2000, and, for the calendar year ended December 31, 2000, the aggregate compensation paid to non-interested Directors by all registered investment companies advised by the Investment Adviser and its affiliate, MLIM (“MLIM/FAM-advised funds”).

Name of Director	Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Fund Expense	Aggregate Compensation from Fund and other MLIM/FAM- Advised Funds (1)
Ronald W. Forbes(3)	$5,400	None	$295,008
Cynthia A. Montgomery	$5,400	None	$264,008
Charles C. Reilly(3)	$6,400	None	$352,050
Kevin A. Ryan	$5,400	None	$264,008
Roscoe S. Suddarth(2)	$1,275	None	$193,977
Richard R. West	$5,400	None	$373,000
Edward D. Zinbarg(2)	$1,275	None	$242,435

(1)	The Directors serve on the boards of MLIM/FAM-advised funds as follows: Mr. Forbes (57 registered investment companies consisting of 61 portfolios); Ms. Montgomery (57 registered investment companies consisting of 61 portfolios); Mr. Reilly (57 registered investment companies consisting of 61 portfolios); Mr. Ryan (57 registered investment companies consisting of 61 portfolios); Mr. Suddarth (51 registered investment companies consisting of 46 portfolios); Mr. West (72 registered investment companies consisting of 75 portfolios); and Mr. Zinbarg (51 registered investment companies consisting of 46 portfolios).
(2)	Mr. Suddarth and Mr. Zinbarg were elected Directors of the Fund on July 25, 2000.
(3)	Effective July 2000, Mr. Forbes and Mr. Reilly are Co-Chairmen of the Committee, each receiving $500 annually.

INVESTMENT ADVISORY AND ADMINISTRATIVE ARRANGEMENTS

 The Investment Adviser, which is owned and controlled by ML & Co., a financial services holding company and the parent of Merrill Lynch, provides the Fund with investment advisory and administrative services. The Investment Adviser and its affiliates act as the investment adviser to more than 100 registered investment companies and offer portfolio management services to individuals and institutional accounts. As of December 2000, the Investment Adviser and its affiliates had a total of approximately $557 billion in investment company and other portfolio assets under management (approximately $40.4 billion of which were invested in municipal securities). The Investment Adviser is a limited partnership the partners of which are ML & Co. and Princeton Services. The principal business address of the Investment Adviser is 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

The Fund’s Investment Advisory Agreement with the Investment Adviser provides that, subject to the supervision of the Board of Directors of the Fund, the Investment Adviser is responsible for the actual management of the Fund’s portfolio. The responsibility for making decisions to buy, sell or hold a particular security rests with the Investment Adviser, subject to review by the Board of Directors. The Fund’s portfolio managers will consider analyses from various sources, make the necessary investment decisions, and place

33

orders for transactions accordingly. The Investment Adviser will also be responsible for the performance of certain management services for the Fund. Robert A. DiMella, Roberto W. Roffo and John M. Loffredo are the portfolio managers for the Fund and are primarily responsible for the Fund’s day-to-day management.

For investment advisory services, the Fund pays the Investment Adviser a monthly fee at an annual rate of 0.50 of 1% of the Fund’s average daily net assets (i.e., the average daily value of the total assets of the Fund, including proceeds from the issuance of shares of preferred stock, minus the sum of accrued liabilities of the Fund and accumulated dividends on the shares of preferred stock). For purposes of this calculation, average daily net assets are determined at the end of each month on the basis of the average net assets of the Fund for each day during the month.

Administration Services and Fees. Under the terms of an administration agreement with the Fund (the “Administration Agreement”), the Investment Adviser also performs or arranges for the performance of the administrative services (i.e., services other than investment advice and related portfolio activities) necessary for the operation of the Fund, including paying all compensation of and furnishing office space for officers and employees of the Fund connected with investment and economic research, trading and investment management for the Fund, as well as the compensation of all Directors of the Fund who are affiliated persons of ML & Co. or its subsidiaries.

For administrative services, the Fund pays the Investment Adviser a monthly fee at an annual rate of 0.25 of 1% of the Fund’s average daily net assets determined in the same manner as the fee payable by the Fund under the Investment Advisory Agreement. The Investment Adviser may pay a portion of the fee received pursuant to the Administration Agreement to its affiliate, Merrill Lynch, for administrative services rendered in connection with any preferred stock of the Fund. The combined advisory and administration fees are greater than the advisory fees paid by most funds, but are comparable to the fees paid by other continuously offered, closed-end funds.

For the fiscal years ended October 31, 1998, October 31, 1999 and October 31, 2000, the fees paid by the Fund to the Investment Adviser pursuant to the Investment Advisory Agreement were $787,978, $852,812 and $746,301, respectively, and the fees paid by the Fund pursuant to the Administration Agreement were $393,989, $426,406 and $373,150, respectively (such fees based on average daily net assets of approximately $110.0 million, $113.0 million and $91.5 million, respectively). For the fiscal years ended October 31, 1998, October 31, 1999 and October 31, 2000, the Investment Adviser voluntarily waived $204,377, $170,562 and $149,260, respectively, of the fees paid by the Fund pursuant to the Investment Advisory Agreement.

Payment of Fund Expenses. The Fund pays all other expenses incurred in its operations, including, among other things, expenses for legal and auditing services, taxes, costs of printing proxies, stock certificates and shareholder reports, charges of the Fund’s custodian and transfer agent, expenses of registering the shares under Federal and state securities laws, fees and expenses with respect to the issuance of preferred shares or any borrowing, Commission fees, fees and expenses of non-interested Directors, accounting and pricing costs, insurance, interest, brokerage costs, litigation and other extraordinary or non-recurring expenses, mailing and other expenses properly payable by the Fund. Accounting services are provided to the Fund by the Investment Adviser, and the Fund reimburses the Investment Adviser for its costs in connection with such services. For the fiscal years ended October 31, 1998, October 31, 1999 and October 31, 2000, such reimbursement aggregated $65,847, $55,031 and $86,990, respectively. Accounting services are provided for the Fund by State Street Bank and Trust Company (“State Street”) pursuant to an agreement between State Street and the Fund. The Fund will pay the cost of these services. In addition, the Fund will reimburse the Investment Adviser for certain additional accounting services.

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 Duration and Termination of Investment Advisory and Administration Agreements. Unless earlier terminated as described below, the Investment Advisory and Administration Agreements remain in effect from year to year if approved annually (a) by the Board of Directors of the Fund or by a majority of the outstanding shares of the Fund and (b) by a majority of the Directors who are not parties to such contracts or interested persons (as defined in the 1940 Act) of any such party. Such contracts are not assignable and may be terminated without penalty on 60 days’ written notice at the option of either party thereto or by the vote of the shareholders of the Fund.

Securities held by the Fund may also be held by, or be appropriate investments for, other funds or investment advisory clients for which the Investment Adviser or its affiliates act as an adviser. Because of different objectives or other factors, a particular security may be bought for an advisory client when other clients are selling the same security. If purchases or sales of securities by the Investment Adviser for the Fund or other funds for which it acts as investment adviser or for advisory clients arise for consideration at or about the same time, transactions in such securities will be made, insofar as feasible, for the respective funds and clients in a manner deemed equitable to all. Transactions effected by the Investment Adviser (or its affiliate) on behalf of more than one of its clients during the same period may increase the demand for securities being purchased or the supply of securities being sold, causing an adverse effect on price.

 Code of Ethics

The Board of Directors of the Fund has adopted a Code of Ethics pursuant to Rule 17j-1 under the 1940 Act that covers the Fund, its adviser and its distributor. The Code of Ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to the Code of Ethics may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund.

Portfolio Transactions

Transactions in Portfolio Securities

Subject to policies established by the Board of Directors of the Fund, the Investment Adviser is primarily responsible for the execution of the Fund’s portfolio transactions. In executing such transactions, the Investment Adviser seeks to obtain the best results for the Fund, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm involved and the firm’s risk in positioning a block of securities. While the Investment Adviser generally seeks reasonably competitive commission rates, the Fund does not necessarily pay the lowest commission or spread available. For the fiscal years ended October 31, 1998, October 31, 1999 and October 31, 2000, the Fund paid $1,300, $3,900 and $0, respectively, in such commissions, none of which was paid to Merrill Lynch.

The Fund has no obligation to deal with any broker or dealer in the execution of transactions in portfolio securities. Subject to providing the best price and execution, securities firms that provide investment research to the Investment Adviser, including Merrill Lynch, may receive orders for transactions by the Fund. Research information provided to the Investment Adviser by securities firms is supplemental. It does not replace or reduce the level of services performed by the Investment Adviser and the expenses of the Investment Adviser will not be reduced because it receives supplemental research information.

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 The Fund invests in securities traded in the over-the-counter markets, and the Fund intends to deal directly with dealers who make markets in the securities involved, except in those circumstances where better prices and execution are available elsewhere. Under the 1940 Act, except as permitted by exemptive order, persons affiliated with the Fund, including Merrill Lynch, are prohibited from dealing with the Fund as principal in the purchase and sale of securities. Since transactions in the over-the-counter market usually involve transactions with dealers acting as principals for their own accounts, the Fund does not deal with Merrill Lynch and its affiliates in connection with such transactions except that, pursuant to exemptive orders obtained by the Investment Adviser, the Fund may engage in principal transactions with Merrill Lynch in high quality, short term, tax-exempt securities. See “Investment Restrictions.” For the fiscal years ended October 31, 1998 and October 31, 1999, the Fund engaged in no transactions pursuant to such order. For the fiscal year ended October 31, 2000, the Fund engaged in two transactions, totaling $3,800,000, pursuant to said order. However, affiliated persons of the Fund, including Merrill Lynch, may serve as its broker in certain over-the-counter transactions conducted on an agency basis.

The Fund may not purchase securities, including Municipal Bonds, during the existence of any underwriting syndicate of which Merrill Lynch is a member or in a private placement in which Merrill Lynch serves as placement agent except pursuant to procedures approved by the Directors of the Fund which either comply with rules adopted by the Commission or with interpretations of the Commission Staff. Rule 10f-3 under the 1940 Act sets forth conditions under which the Fund may purchase municipal bonds from an underwriting syndicate of which Merrill Lynch is a member. The rule sets forth requirements relating to, among other things, the terms of an issue of municipal bonds purchased by the Fund, the amount of municipal bonds that may be purchased in any one issue and the assets of the Fund that may be invested in a particular issue.

The Fund may purchase tax-exempt debt instruments in individually negotiated transactions with the issuers. Because an active trading market may not exist for such securities, the prices that the Fund may pay for these securities or receive on their resale may be lower than that for similar securities with a more liquid market.

Portfolio Turnover

 The Fund may dispose of securities without regard to the length of time they have been held when such action, for defensive or other reasons, appears advisable to the Investment Adviser. The portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the particular fiscal year by the monthly average value of the portfolio securities owned by the Fund during the year. For purposes of determining this rate, all securities whose maturities at the time of acquisition are one year or less are excluded. A high portfolio turnover rate results in greater transaction costs, which are borne directly by the Fund and also has certain tax consequences for shareholders. For the fiscal years ended October 31, 1998, October 31, 1999 and October 31, 2000, the Fund’s portfolio turnover rates were 142%, 159% and 116%, respectively. Portfolio turnover rates tend to be high for funds in their first few years of operations. The Fund purchases temporary holdings until more appropriate, long term investments are acquired. This strategy continues until the Fund “matures” into a portfolio of core holdings enabling it to meet its investment objectives.

DIVIDENDS AND DISTRIBUTIONS

The Fund intends to distribute substantially all of its net investment income. Dividends from such net investment income are paid monthly. As long as any preferred stock is outstanding, monthly distributions to holders of common stock normally will consist of substantially all net investment income remaining after the payment of dividends (and any Additional Distribution) on the Series A AMPS and any other preferred stock. All net realized capital gains, if any, will be distributed at least annually to holders of common stock and pro rata to

36

holders of common stock and preferred stock. While any shares of preferred stock are outstanding, the Fund may not declare any cash dividend or other distribution on its common stock, unless at the time of such declaration (1) all accumulated preferred stock dividends, including any Additional Distribution, have been paid, and (2) the net asset value of the Fund’s portfolio (determined after deducting the amount of such dividend or other distribution) is at least 200% of the liquidation value of the outstanding preferred stock (expected to equal the original purchase price of the outstanding shares of preferred stock plus any accumulated and unpaid dividends thereon and any accumulated but unpaid Additional Distribution). As of the date of this prospectus, Series A AMPS represent approximately % of the Fund’s capital and the asset coverage with respect to the Series A AMPS is approximately %. If the Fund’s ability to make distributions on its common stock is limited, such limitation could under certain circumstances impair the ability of the Fund to maintain its qualification for taxation as a regulated investment company, which could have adverse tax consequences for shareholders. See “Taxes.”

See “Automatic Dividend Reinvestment Plan” for information concerning the manner in which dividends and distributions to holders of common stock may be automatically reinvested in shares of common stock of the Fund. Dividends and distributions are taxable to shareholders as discussed below whether they are reinvested in shares of the Fund or received in cash. The Fund is not responsible for any failure of delivery to the shareholder’s address of record and no interest will accrue on amounts represented by uncashed distribution or redemption checks.

The yield on the Fund’s common stock will vary from period to period depending on factors including, but not limited to, market conditions, the timing of the Fund’s investment in portfolio securities, the securities comprising the Fund’s portfolio, changes in tax-exempt interest rates (which may not change to the same extent or in the same direction as taxable rates) including changes in the relationship between short-term rates and long-term rates, the effects of preferred stock leverage on the common stock as discussed above under “Risks and Special Considerations of Leverage,” the Fund’s net assets and its operating expenses. Consequently, the Fund cannot guarantee any particular yield on its shares and the yield for any given period is not an indication or representation of future yields on Fund shares.

TAXES

General

The Fund intends to continue to qualify for the special tax treatment afforded regulated investment companies (“RICs”) under the Internal Revenue Code of 1986, as amended (the “Code”). As long as it so qualifies, in any taxable year in which it distributes at least 90% of its taxable net income and 90% of its tax-exempt net income (see below), the Fund (but not its shareholders) will not be subject to Federal income tax to the extent that it distributes its net investment income and net realized capital gains. The Fund intends to distribute substantially all of such income.

The Code requires a RIC to pay a nondeductible 4% excise tax to the extent the RIC does not distribute, during each calendar year, 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gains, determined, in general, on an October 31 year end, plus certain undistributed amounts from previous years. The required distributions, however, are based only on the taxable income of a RIC. The excise tax, therefore, generally will not apply to the tax-exempt income of a RIC, such as the Fund, that pays exempt-interest dividends.

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The Fund intends to qualify to pay “exempt-interest” dividends as defined in Section 852(b)(5) of the Code. Under such section if, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consists of obligations exempt from Federal income tax (“tax-exempt obligations”) under Section 103(a) of the Code (relating generally to obligations of a state or local governmental unit), the Fund will be qualified to pay exempt-interest dividends to its shareholders. Exempt-interest dividends are dividends or any part thereof paid by the Fund which are attributable to interest on tax-exempt obligations and designated by the Fund as exempt-interest dividends in a written notice mailed to the Fund’s shareholders within 60 days after the close of its taxable year. To the extent that the dividends distributed to the Fund’s shareholders are derived from interest income exempt from tax under Code Section 103(a) and are properly designated as exempt-interest dividends, they will be excludable from a shareholder’s gross income for Federal income tax purposes. Exempt-interest dividends are included, however, in determining the portion, if any, of a person’s social security and railroad retirement benefits subject to Federal income taxes. Interest on indebtedness incurred or continued to purchase or carry Fund shares will not be deductible by the investor for Federal income tax purposes, to the extent attributable to exempt-interest dividends. Shareholders are advised to consult their tax advisers with respect to whether exempt-interest dividends retain the exclusion under Code Section 103(a) if such shareholder would be treated as a “substantial user” or “related person” under Code Section 147(a) with respect to property financed with the proceeds of an issue of IDBs or PABs, if any, held by the Fund.

To the extent that the Fund’s distributions are derived from interest on its taxable investments or from an excess of net short-term capital gains over net long term capital losses (“ordinary income dividends”), such distributions are considered ordinary income for Federal income tax purposes. Distributions, if any, from an excess of net long-term capital gains over net short term capital losses derived from the sale of securities or from certain transactions in futures or options (“capital gain dividends”) are taxable as long-term capital gains for Federal income tax purposes, regardless of the length of time the shareholder has owned Fund shares. Certain categories of capital gains are taxable at different rates. Generally not later than 60 days after the close of its taxable year, the Fund will provide its shareholders with a written notice designating the amounts of any exempt-interest dividends and capital gain dividends, as well as any amount of capital gain dividends in the different categories of capital gain referred to above. Distributions by the Fund, whether from exempt-interest income, ordinary income or capital gains, are not eligible for the dividends received deduction allowed to corporations under the Code.

All or a portion of the Fund’s gain from the sale or redemption of tax-exempt obligations purchased at a market discount will be treated as ordinary income rather than capital gain. This rule may increase the amount of ordinary income dividends received by shareholders. Distributions in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after such adjusted tax basis is reduced to zero, will constitute capital gains to such holder (assuming the shares are held as a capital asset). Any loss upon the sale or exchange of shares held for six months or less will be disallowed to the extent of any exempt-interest dividends received by the shareholder. In addition, any such loss that is not disallowed under the rule stated above will be treated as long-term capital loss to the extent of any capital gain dividends received by the shareholder. If the Fund pays a dividend in January which was declared in the previous October, November or December to shareholders of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the RIC and received by its shareholders on December 31 of the year in which such dividend was declared.

The Internal Revenue Service (“IRS”) has taken the position in a revenue ruling that if a RIC has two or more classes of shares, it may designate distributions made to each class in any year as consisting of no more than such class’s proportionate share of particular types of income, including exempt-interest income and net

38

long-term capital gains. A class’s proportionate share of a particular type of income is determined according to the percentage of total dividends paid by the RIC during such year that was paid to such class. Consequently, the Fund intends to designate distributions made to the common stock, the Series A AMPS and any other preferred stock issued by the Fund, as consisting of particular types of income in accordance with the classes’ proportionate shares of such income. Thus, the Fund will designate dividends paid as exempt-interest dividends in a manner that allocates such dividends between the holders of common stock and Series A AMPS in proportion to the total dividends paid to each class during the taxable year, or otherwise as required by applicable law. Capital gain dividends will similarly be allocated among the classes in proportion to the total dividends paid to each class during the taxable year, or otherwise as required by applicable law. When capital gain or other taxable income is allocated to holders of Series A AMPS pursuant to the allocation rules described above, the terms of the Series A AMPS require the Fund to make an additional distribution to or otherwise compensate such holders for the tax liability resulting from such allocation.

In the opinion of Brown & Wood LLP, counsel to the Fund, under current law the manner in which the Fund allocates items of tax-exempt income, net capital gains, and other taxable income, if any, between shares of common stock and shares of Series A AMPS will be respected for Federal income tax purposes. However, there currently is no direct guidance from the IRS or other sources specifically addressing whether the Fund’s method for allocating tax-exempt income, net capital gains, and other taxable income between shares of common stock and shares of Series A AMPS will be respected for Federal income tax purposes, and it is possible that the IRS could disagree with counsel’s opinion and attempt to reallocate the Fund’s net capital gains or other taxable income. A reallocation may cause the Fund to be liable for income tax and excise tax on any reallocated taxable income. Brown & Wood LLP has advised the Fund that, in its opinion, if the IRS were to challenge in court the Fund’s allocations of income and gain, the IRS would be unlikely to prevail. The opinion of Brown & Wood LLP, however, represents only its best legal judgment and is not binding on the IRS or the courts.

The Code subjects interest received on certain otherwise tax-exempt securities to a Federal alternative minimum tax. This alternative minimum tax applies to interest received on PABs issued after August 7, 1986. PABs are bonds that, although tax-exempt, are used for purposes other than those generally performed by governmental units and that benefit non-governmental entities (e.g., bonds used for industrial development or housing purposes). Income received on such bonds is classified as an item of “tax preference” which could subject investors in such PABs, including shareholders of the Fund, to a Federal alternative minimum tax. The Fund intends to purchase such bonds and will report to shareholders within 60 days after its calendar year-end the portion of its dividends declared during the year which constitutes an item of tax preference for alternative minimum tax purposes. The Code further provides that corporations are subject to a Federal alternative minimum tax based, in part, on certain differences between taxable income as adjusted for other tax preferences and the corporation’s “adjusted current earnings,” which more closely reflect a corporation’s economic income. Because an exempt-interest dividend paid by the Fund will be included in adjusted current earnings, a corporate shareholder may be required to pay a Federal alternative minimum tax on exempt-interest dividends paid by the Fund.

The Fund may invest in high yield securities, as described herein. Furthermore, the Fund may also invest in instruments the return on which includes nontraditional features such as indexed principal or interest payments (“nontraditional instruments”). These instruments may be subject to special tax rules under which the Fund may be required to accrue and distribute income before amounts due under the obligations are paid. In addition, it is possible that all or a portion of the interest payments on such high yield securities and/or nontraditional instruments could be recharacterized as taxable ordinary income.

39

 If at any time when Series A AMPS or other shares of preferred stock are outstanding the Fund does not meet the asset coverage requirements of the 1940 Act, the Fund will be required to suspend distributions to holders of common stock until the asset coverage is restored. See “Dividends and Distributions.” This may prevent the Fund from distributing at least 90% of its net investment income and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC. If the Fund were to fail to qualify as a RIC, some or all of the distributions paid by the Fund would be fully taxable to shareholders for Federal income tax purposes. Upon any failure to meet the asset coverage requirements of the 1940 Act, the Fund, in its sole discretion, may, and under certain circumstances will be required to, redeem shares of preferred stock in order to maintain or restore the requisite asset coverage and avoid the adverse consequences to the Fund and its shareholders of failing to qualify as a RIC. There can be no assurance, however, that any such action would achieve such objectives.

As noted above, the Fund must distribute annually at least 90% of its net taxable and tax-exempt interest income. A distribution will only be counted for this purpose if it qualifies for the dividends paid deduction under the Code. Some types of preferred stock that the Fund currently contemplates issuing in addition to the Series A AMPS may raise an issue as to whether distributions on such preferred stock are “preferential” under the Code and therefore not eligible for the dividends paid deduction. The Fund intends to issue preferred stock that counsel advises will not result in the payment of a preferential dividend and may seek a private letter ruling from the Internal Revenue Service to that effect. If the Fund ultimately relies solely on a legal opinion when it issues such preferred stock, there is no assurance that the Internal Revenue Service would agree that dividends on the preferred stock are not preferential. If the Internal Revenue Service successfully disallowed the dividends paid deduction for dividends on the preferred stock, the Fund could be disqualified as a RIC. In this case, dividends paid by the Fund would not be exempt from Federal income taxes. Additionally, the Fund would be subject to a Federal alternative minimum tax.

A loss realized on a sale or exchange of shares of the Fund will be disallowed if other Fund shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

The value of common shares acquired pursuant to the Fund’s dividend reinvestment plan will generally be excluded from gross income to the extent that the cash amount reinvested would be excluded from gross income. If, when the Fund’s shares are trading at a premium over net asset value, the Fund issues shares pursuant to the dividend reinvestment plan that have a greater fair market value than the amount of cash reinvested, it is possible that all or a portion of such discount (which may not exceed 5% of the fair market value of the Fund’s shares) could be viewed as a taxable distribution. If the discount is viewed as a taxable distribution, it is also possible that the taxable character of this discount would be allocable to all of the shareholders, including shareholders who do not participate in the dividend reinvestment plan. Thus, shareholders who do not participate in the dividend reinvestment plan, as well as plan participants, might be required to report as ordinary income a portion of their distributions equal to their allocable share of the discount.

Ordinary income dividends paid to shareholders who are nonresident aliens or foreign entities will be subject to a 30% United States withholding tax under existing provisions of the Code applicable to foreign individuals and entities unless a reduced rate of withholding or a withholding exemption is provided under applicable treaty law. Nonresident shareholders are urged to consult their own tax advisers concerning the applicability of the United States withholding tax.

Under certain Code provisions, some taxpayers may be subject to a 31% withholding tax on certain ordinary income dividends and on capital gain dividends and redemption payments (“backup withholding”). Generally,

40

shareholders subject to backup withholding are those for whom no certified taxpayer identification number is on file with the Fund or who, to the Fund’s knowledge, have furnished an incorrect number. When establishing an account, an investor must certify under penalty of perjury that such number is correct and that such investor is not otherwise subject to backup withholding.

The Code provides that every person required to file a tax return must include for information purposes on such return the amount of exempt-interest dividends received from all sources (including the Fund) during the taxable year.

Tender Offers

Under current law, a holder of common stock, who, pursuant to any tender offer, tenders all of its shares and who, after such tender offer, is not considered to own any shares under attribution rules contained in the Code will realize a taxable gain or loss depending upon such shareholder’s basis in the shares. Such gain or loss will be treated as capital gain or loss if the shares are held as capital assets and will be long-term if the shares have been held for more than one year. Different tax consequences may apply to tendering and non-tendering holders of common stock in connection with a tender offer, and these consequences will be disclosed in the related offering documents. For example, if a tendering holder of common stock tenders less than all shares owned by or attributed to such shareholder, and if the distribution to such shareholder does not otherwise qualify as a sale or exchange, the proceeds received will be treated as a taxable dividend, or, if the Fund has insufficient earnings and profits, a return of capital or capital gain, depending on the shareholder’s basis in the tendered shares. Also, there is a remote risk that non-tendering holders of common stock may be considered to have received a deemed distribution that may be a taxable dividend in whole or in part. Holders of common stock may wish to consult their tax advisers prior to tendering. Likewise, if holders of common stock whose shares are acquired by the Fund in the open market sell less than all shares owned by or attributed to them, a risk exists that these shareholders will be subject to taxable dividend treatment, and a remote risk exists that the remaining shareholders may be considered to have received a deemed distribution.

Tax Treatment of Options and Futures Transactions

The Fund may purchase or sell municipal bond index futures contracts and interest rate futures contracts on U.S. Government securities (“financial futures contracts”). The Fund may also purchase and write call and put options on such financial futures contracts. In general, unless an election is available to the Fund or an exception applies, such options and financial futures contracts that are “Section 1256 contracts” will be “marked to market” for Federal income tax purposes at the end of each taxable year (i.e., each such option or financial futures contract will be treated as sold for its fair market value on the last day of the taxable year), and any gain or loss attributable to Section 1256 contracts will be 60% long-term and 40% short-term capital gain or loss. Application of the mark-to-market rules to Section 1256 contracts held by the Fund may alter the timing and character of distributions to shareholders. The mark-to-market rules outlined above, however, will not apply to certain transactions entered into by the Fund solely to reduce the risk of changes in price or interest rates with respect to its investments.

Code Section 1092, which applies to certain “straddles,” may affect the taxation of the Fund’s sales of securities and transactions in financial futures contracts and related options. Under Section 1092, the Fund may be required to postpone recognition for tax purposes of losses incurred in certain sales of securities and certain closing transactions in financial futures contracts or the related options.

41

State and Local Taxes

The exemption from Federal income tax for exempt-interest dividends does not necessarily result in an exemption for such dividends under the income or other tax laws of any state or local taxing authority. Shareholders are advised to consult their own tax advisers concerning state and local tax matters.

The foregoing is a general and abbreviated summary of the applicable provisions of the Code and Treasury regulations presently in effect. For the complete provisions, reference should be made to the pertinent Code sections and the Treasury regulations promulgated thereunder. The Code and the Treasury regulations are subject to change by legislative, judicial or administrative action either prospectively or retroactively.

Shareholders are urged to consult their tax advisers regarding the availability of any exemptions from state or local taxes and with specific questions as to Federal, foreign, state, or local taxes.

AUTOMATIC DIVIDEND REINVESTMENT PLAN

All dividends and capital gains distributions on the common stock of the Fund are reinvested automatically in full and fractional shares of common stock of the Fund at the net asset value per share next determined on the payable date of such dividend or distribution. A shareholder may at any time, by written notification to Merrill Lynch if the shareholder’s account is maintained with Merrill Lynch or by written notification or by telephone (1-800-MER-FUND) to the Transfer Agent, if the shareholder’s account is maintained with the Transfer Agent, elect to have subsequent dividends or both dividends and capital gains distributions paid in cash, rather than reinvested, in which event payment will be mailed on or about the payment date (provided that, in the event that a payment on an account maintained at the transfer agent would amount to $10 or less, a shareholder will not receive such payment in cash and such payment will be automatically reinvested in additional shares). Cash payments can also be directly deposited to the shareholder’s bank account. No CDSC will be imposed on redemptions of shares issued as a result of the automatic reinvestment of dividends or capital gains distributions.

The Fund is not responsible for any failure of delivery to the shareholder’s address of record and no interest will accrue on amounts represented by uncashed distribution or redemption checks.

The automatic reinvestment of dividends does not relieve participants of any Federal income tax that may be payable (or required to be withheld) on such dividends or distributions. See “Taxes.”

MUTUAL FUND INVESTMENT OPTION

Shareholders have an investment option consisting of the right to reinvest the net proceeds from a sale of shares of the Fund’s common stock (the “Original Shares”) in a tender offer by the Fund in Class D shares of certain Merrill Lynch-sponsored open-end funds (“Eligible Class D Shares”) at their net asset value, without the imposition of an initial sales charge, if the conditions set forth below are satisfied. First, net proceeds from the sale of the Original Shares in the tender offer must be immediately reinvested in Eligible Class D Shares. Second, the investment option is available only with respect to the proceeds of shares of the Fund’s common stock as to which no CDSC is applicable. Shareholders who already own Class A shares of the fund in which they wish to invest proceeds from the sale of the Original Shares, in the same account into which they will purchase the additional shares, may purchase Class A rather than Class D shares so long as all of the other requirements of this paragraph are met. Class D shares are subject to an ongoing account maintenance fee at an annual rate of up to 0.25% of the average daily net asset value of the applicable fund. Before taking advantage of

42

this investment option, shareholders should obtain a currently effective prospectus of the fund in which they intend to invest and should consult their Merrill Lynch Financial Consultant. Shareholders who utilize this investment option will be treated as if they first received cash for their tendered shares and then used the proceeds to purchase the other shares and consequently will realize a taxable gain or loss in the same manner as if they received cash for their tendered shares. See “Taxes—Offer to Purchase Shares.”

NET ASSET VALUE

The net asset value per share of common stock is determined once daily Monday through Friday after the close of business on the NYSE (generally, the NYSE closes at 4:00 p.m., Eastern Time) on each business day during which the NYSE is open for trading. The NYSE is not open on New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. For purposes of determining the net asset value of a share of common stock, the value of the securities held by the Fund plus any cash or other assets (including interest accrued but not yet received) minus all liabilities (including accrued expenses) and the aggregate liquidation value of the outstanding shares of preferred stock is divided by the total number of shares of common stock outstanding at such time, rounded to the nearest cent. Expenses, including the fees payable to the Investment Adviser, are accrued daily.

The Municipal Bonds in which the Fund invests are traded primarily in the over-the-counter markets. In determining net asset value, the Fund utilizes the valuations of portfolio securities furnished by a pricing service approved by the Board of Directors. The pricing service typically values portfolio securities at the bid price or the yield equivalent when quotations are readily available. Market illiquidity may make it difficult for the Fund to obtain accurate quotations for its holdings of high-yield Municipal Bonds. Municipal Bonds for which quotations are not readily available are valued at fair market value on a consistent basis as determined by the pricing service using a matrix system to determine valuations. The procedures of the pricing service and its valuations are reviewed by the officers of the Fund under the general supervision of the Board of Directors. The Board of Directors has determined in good faith that the use of a pricing service is a fair method of determining the valuation of portfolio securities. Obligations with remaining maturities of 60 days or less are valued at amortized cost, unless this method no longer produces fair valuations. Positions in futures contracts are valued at closing prices for such contracts established by the exchange on which they are traded, or if market quotations are not readily available, are valued at fair value on a consistent basis using methods determined in good faith by the Board of Directors.

DESCRIPTION OF CAPITAL STOCK

The Fund is authorized to issue 200,000,000 shares of capital stock, par value $.10 per share, all of which shares were initially classified as common stock. The Board of Directors is authorized, however, to classify or reclassify any unissued shares of capital stock by setting or changing in any one or more respects the designation and number of shares of any such class or series, and the nature, rates, amounts and times at which and the conditions under which dividends shall be payable on and the voting, conversion, redemption and liquidation rights of such class or series and any other preferences, rights, restrictions, and qualifications applicable thereto. In this regard, the Board of Directors reclassified 40,000 shares of unissued common stock as Auction Market Preferred Stock, par value $0.10 per share, liquidation preference $25,000 per share (“AMPS”).

 The following table shows the amount of (i) capital stock authorized, (ii) capital stock held by the Fund for its own account and (iii) capital stock outstanding for each class of authorized securities of the Fund as of October 31, 2000.

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
Title of Class	Amount Authorized	Amount Held by Fund for its own account	Amount Outstanding As of October 31, 2000 (exclusive of amount held by fund for own account)
Common stock	199,960,000	-0-	9,755,788
Auction Market Preferred Stock	40,000	-0-	1,796

Common Stock

Shares of common stock, when issued and fully outstanding, are fully paid and non-assessable. Shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to holders of common stock upon liquidation of the Fund. Shareholders are entitled to one vote for each share held.

So long as any shares of the Fund’s preferred stock are outstanding, holders of common stock will not be entitled to receive any net income of or other distributions from the Fund unless all accumulated dividends on preferred stock have been paid and unless asset coverage (as defined in the 1940 Act) with respect to preferred stock would be at least 200% after giving effect to such distributions. See “Preferred Stock” below.

The Fund sends unaudited reports at least semi-annually and audited annual financial statements to all of its shareholders.

Preferred Stock

The Fund’s shares of preferred stock may be issued in one or more series, with rights as determined by the Board of Directors, by action of the Board of Directors without the approval of the holders of common stock. Under the Fund’s Articles Supplementary specifying the powers, preferences and rights of the AMPS, the Fund is authorized to issue an aggregate of 40,000 shares of AMPS, designated respectively: 8,000 shares of Series A AMPS, 8,000 shares of Series B AMPS, 8,000 shares of Series C AMPS, 8,000 shares of Series D AMPS and 8,000 shares of Series E AMPS. The Series A AMPS are the only series currently offered and to be issued and outstanding. Under the 1940 Act, the Fund is permitted to have outstanding more than one series of preferred stock so long as no single series has a priority over another series as to the distributions of assets of the Fund or the payment of dividends. Holders of common stock have no preemptive right to purchase any shares of preferred stock that might be issued. It is anticipated that the net asset value per share of the preferred stock will equal its original purchase price per share plus accumulated dividends per share.

As of the date of this prospectus, the Fund has issued and outstanding 1,720 shares of Series A AMPS and may offer additional shares of AMPS and other preferred stock (representing up to approximately 35% of the Fund’s capital), subject to market conditions and to the Board’s continuing to believe that leveraging the Fund’s capital structure through the issuance of preferred stock is likely to achieve the benefits to the holders of common stock described in this prospectus. The terms of such preferred stock, including its dividend rate, voting rights, liquidation preference and redemption provisions will be determined by the Board of Directors (subject to applicable law and the Fund’s Articles of Incorporation). The redetermination of the dividend rate will be made at relatively short intervals (generally seven or 28 days), or a medium term dividend rate, in which case periodic redetermination of the dividend rate will be made at intervals of up to five years. In either case, such redetermination of the dividend rate will be made through an auction or remarketing procedure. Additionally, under certain circumstances, when the Fund is required to allocate taxable income to holders of the preferred

44

stock, it is anticipated that the terms of the preferred stock will require the Fund to make an Additional Distribution (as defined in “Risks and Special Considerations of Leverage—Effects of Leverage”) to such holders. The Board also has indicated that it is likely that the liquidation preference, voting rights and redemption provisions of the preferred stock will be as stated below. The Fund’s Articles of Incorporation, as amended, together with any Articles Supplementary, are referred to below as the “Charter.”

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, the holders of shares of preferred stock will be entitled to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus an amount equal to accumulated and unpaid dividends whether or not earned or declared and any accumulated and unpaid Additional Distribution) before any distribution of assets is made to holders of common stock. After payment of the full amount of the liquidating distribution to which they are entitled, the preferred stockholders will not be entitled to any further participation in any distribution of assets by the Fund. A consolidation or merger of the Fund with or into any other corporation or corporations or a sale of all or substantially all of the assets of the Fund will not be deemed to be a liquidation, dissolution or winding up of the Fund.

Voting Rights. Except as otherwise indicated in this prospectus and except as otherwise required by applicable law, holders of shares of preferred stock will have equal voting rights with holders of shares of common stock (one vote per share) and will vote together with holders of common stock as a single class.

In connection with the election of the Fund’s directors, holders of shares of Series A AMPS and other preferred stock, voting as a separate class, are entitled to elect two of the Fund’s directors, and the remaining directors will be elected by all holders of capital stock, voting as a single class. So long as any preferred stock is outstanding, the Fund will have not less than five directors. If at any time dividends on shares of the Fund’s preferred stock shall be unpaid in an amount equal to two full years’ dividends thereon, the holders of all outstanding shares of preferred stock, voting as a separate class, will be entitled to elect a majority of the Fund’s directors until all dividends in default have been paid or declared and set apart for payment.

The affirmative vote of the holders of a majority of the outstanding shares of the preferred stock, voting as a separate class, will be required to (i) authorize, create or issue (other than the preferred stock authorized by the Articles Supplementary creating such preferred stock), or increase the authorized or issued aggregate stated capital amount of (other than the preferred stock authorized by the Articles Supplementary creating such preferred stock), any class or series of stock ranking prior to or on a parity with any series of preferred stock with respect to payment of dividends or the distribution of assets on liquidation, or increase the authorized amount of preferred stock or (ii) amend, alter or repeal the provisions of the Charter, whether by merger, consolidation or otherwise, so as to adversely affect any of the contract rights expressly set forth in the Charter of holders of preferred stock.

Redemption Provisions. Shares of preferred stock generally will be redeemable at the option of the Fund at a price equal to their liquidation preference plus accumulated but unpaid dividends to the date of redemption plus, under certain circumstances, a redemption premium. Shares of preferred stock will also be subject to mandatory redemption at a price equal to their liquidation preference plus accumulated but unpaid dividends to the date of redemption upon the occurrence of certain specified events, such as the failure of the Fund to maintain asset coverage requirements for the preferred stock specified by the rating agencies that issue ratings on the preferred stock. The Charter prohibits the sale or transfer of preferred stock to any affiliate of the Fund or the Investment Adviser, except for an affiliate that may be acting as a broker-dealer in connection with the preferred stock.

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Certain Provisions of the Articles of Incorporation

The Fund’s Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors and could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. A Director may be removed from office with or without cause by vote of the holders of at least 66 2/3% of the shares of capital stock entitled to be voted on the matter. A director elected by all of the holders of capital stock may be removed only by action of such holders, and a director elected by the holders of preferred stock may be removed only by action of such holders.

In addition, the Articles of Incorporation require the favorable vote of the holders of at least 66 2/3% of the Fund’s shares of capital stock, then entitled to be voted, voting as a single class, to approve, adopt or authorize the following:

•	a merger or consolidation or statutory share exchange of the Fund with other corporations,
•	a sale of all or substantially all of the Fund’s assets (other than in the regular course of the Fund’s investment activities), or
•	a liquidation or dissolution of the Fund,

unless such action has been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of Directors fixed in accordance with the by-laws, in which case the affirmative vote of a majority of the Fund’s shares of capital stock is required. The approval, adoption or authorization of the foregoing would also require the favorable vote of at least a majority of the Fund’s shares of preferred stock then entitled to be voted, voting as a separate class.

In addition, conversion of the Fund to an open-end investment company would require an amendment to the Fund’s Articles of Incorporation. The amendment would have to be declared advisable by the Board of Directors prior to its submission to shareholders. Such an amendment would require the favorable vote of the holders of at least 66 2/3% of the Fund’s outstanding shares of capital stock (including the preferred stock) entitled to be voted on the matter, voting as a single class (or a majority of such shares if the amendment was previously approved, adopted or authorized by at least two-thirds of the total number of Directors fixed in accordance with the by-laws), and, while shares of preferred stock are outstanding, the affirmative vote of at least a majority of outstanding shares of preferred stock of the Fund, voting as a separate class. Such a vote also would satisfy a separate requirement in the 1940 Act that the change be approved by the shareholders. Shareholders of an open-end investment company may require the company to redeem their shares of common stock at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less such redemption charge, if any, as might be in effect at the time of a redemption. All redemptions will be made in cash. If the Fund is converted to an open-end investment company, it could be required to liquidate portfolio securities to meet requests for redemption. Conversion to an open-end investment company would also require redemption of all outstanding shares of preferred stock and would require changes in certain of the Fund’s investment policies and restrictions, such as those relating to the issuance of senior securities and the borrowing of money.

The Board of Directors has determined that the 66 2/3% voting requirements described above, which are greater than the minimum requirements under Maryland law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Article of Incorporation on file with the Commission for the full text of these provisions.

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PERFORMANCE DATA

From time to time, the Fund may include its yield, tax equivalent yield and/or total return on its common stock for various specified time periods in advertisements or information furnished to present or prospective shareholders.

 The yield of the Fund refers to the income generated by an investment in the Fund over a stated period. Yield is calculated by annualizing the distribution over a stated period and dividing the product by the average per share net asset value. For the fiscal year ended October 31, 2000, the Fund earned $0.488 per share income dividends, representing a net annualized yield of 5.57%, based on a month end per share net asset value of common stock of $8.75. Tax equivalent yield quotations will be computed by dividing (a) the part of the Fund’s yield that is tax-exempt by (b) one minus a stated tax rate and (c) adding the result to that part, if any, of the Fund’s yield that is not tax-exempt. The tax-equivalent yield for the fiscal year ended October 31, 2000 (based on a Federal income tax rate of 28%) was 7.74%. See Appendix II to this prospectus for more information regarding tax equivalent yields.

The Fund also may quote annual total return and aggregate total return performance data. Total return quotations for the specified periods will be computed by finding the rate of return (based on net investment income and any capital gains or losses on portfolio investments over such periods) that would equate the initial amount invested to the value of such investment at the end of the period. For the fiscal year ended October 31, 2000, the annual total return of the Fund was 4.09%, based on the change in per share net asset value of common stock from $8.89 to $8.75, and assuming) reinvestment of $0.489 per share ordinary income dividends.

The calculation of yield, tax-equivalent yield and total return does not reflect the imposition of any CDSC or the amount of any shareholder’s tax liability.

Yield, tax-equivalent yield and total return figures are based on the Fund’s historical performance and are not intended to indicate future performance. The Fund’s yield is expected to fluctuate, and its total return varies depending on market conditions, the Municipal Bonds and other securities comprising the Fund’s portfolio, the Fund’s operating expenses and the amount of net realized and unrealized capital gains or losses during the period.

On occasion, the Fund may compare its yield and tax-equivalent yield to yield data published by Lipper Analytical Services, Inc. or performance data published by Morningstar Publications, Inc., CDA Investment Technology, Inc., Money Magazine, U.S. News & World Report, Business Week, Forbes Magazine, Fortune Magazine or other industry publications. When comparing its performance to a market index, the Fund may refer to various statistical measures derived from the historic performance of the Fund and the index, such as standard deviation and beta. As with other performance data, performance comparisons should not be considered indicative of the Fund’s relative performance for any future period. Yield comparisons should not be considered indicative of the Fund’s yield and tax-equivalent yield or relative performance for any future period. In addition, from time to time the Fund may include its risk-adjusted performance ratings assigned by Morningstar Publications, Inc. in advertising or supplemental sales literature.

CUSTODIAN

The Fund’s securities and cash are held under a custody agreement with The Bank of New York, 90 Washington Street, New York, New York 10286.

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TRANSFER AGENT, DIVIDEND DISBURSING AGENT AND SHAREHOLDER SERVICING AGENT

The transfer agent for the shares of common stock of the Fund is Financial Data Services, Inc., 4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484, a subsidiary of ML & Co.

     Pursuant to a Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency Agreement with the Fund (the “Transfer Agency Agreement”), the Transfer Agent is responsible for the issuance, transfer and tender of shares of common stock and the opening and maintenance of shareholder accounts. Pursuant to the Transfer Agency Agreement, the Transfer Agent receives an annual fee of up to $14.00 per shareholder account, and is entitled to reimbursement for certain transaction charges and out-of-pocket expenses incurred by it under the Agreement. Additionally, a $.20 monthly closed account charge is assessed on all accounts that close during the calendar year. Application of this fee commences the month following the month the account is closed and terminates at the end of the calendar year. For purposes of the Transfer Agency Agreement, the term “account” includes a shareholder account maintained directly by the Transfer Agent and any other account representing the beneficial interest of a person in the relevant share class on a recordkeeping system, provided the recordkeeping system is maintained by a subsidiary of ML & Co. For the fiscal years ended October 31, 1998, October 31, 1999 and October 31, 2000, the total fees paid by the Fund to the transfer agent were $134,859, $122,750 and $120,507 respectively, pursuant to the Transfer Agency Agreement.

Shareholder Reports. Only one copy of each shareholder report and certain shareholder communications will be mailed to each identified shareholder regardless of the number of accounts such shareholder has. If a shareholder wishes to receive separate copies of each report and communication for each of the shareholder’s related accounts the shareholder should notify in writing:

Financial Data Services, Inc. P.O. Box 45289 Jacksonville, Florida 32232-5289

The written notification should include the shareholder’s name, address, tax identification number and Merrill Lynch and/or mutual fund account numbers. If you have any questions regarding this, please call your Merrill Lynch Financial Consultant or Financial Data Services, Inc. at 800-637-3863.

LEGAL OPINIONS

Certain legal matters in connection with the common stock offered hereby will be passed on for the Fund by Brown & Wood LLP, One World Trade Center, New York, New York 10048-0557.

FINANCIAL STATEMENTS

The Fund’s audited financial statements are incorporated in this Prospectus by reference to its 2000 Annual Report. You may request a copy of the Annual Report at no charge by calling 1-800-637-3863 between 8:00 a.m. and 8:00 p.m. on any business day.

INDEPENDENT AUDITORS

Deloitte & Touche LLP, Princeton Forrestal Village, 116-300 Village Boulevard, Princeton, New Jersey 08540-6400, have been selected as the independent auditors of the Fund. The selection of independent auditors is subject to ratification by shareholders of the Fund. The independent auditors are responsible for auditing the financial statements of the Fund.

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ADDITIONAL INFORMATION

The Fund is subject to the informational requirements of the 1934 Act and the 1940 Act and in accordance therewith is required to file reports and other information with the Commission. Any such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Regional Office, at Seven World Trade Center, Suite 1300, New York, New York 10048; Pacific Regional Office, at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036; and Midwest Regional Office, at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports and information statements and other information regarding registrants, including the Fund, that file electronically with the Commission.

Additional information regarding the Fund is contained in the Registration Statement on Form N-2, including amendments, exhibits and schedules thereto, relating to such shares filed by the Fund with the Commission in Washington, D.C. This prospectus does not contain all of the information set forth in the Registration Statement, including any amendments, exhibits and schedules thereto. For further information with respect to the Fund and the shares offered hereby, reference is made to the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.

 To the knowledge of the Fund, no person or entity owned beneficially or of record 5% or more of the Fund’s shares as of February 1, 2001.

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Appendix I

Ratings of Municipal Bonds And Commercial Paper

Description of Moody’s Investors Service, Inc.’s (“Moody’s”) Municipal Bond Ratings

Aaa	Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edge.” Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa	Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A	Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa	Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba	Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B	Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa	Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca	Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C	Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Those bonds in the Aa, A to Baa, Ba and B groups which Moody’s believes possess the strongest investment attributes are designated by the symbols Aa1, A1, Baa1, Ba1 and B1.

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Short-Term Notes: The three ratings of Moody’s for short-term notes are MIG-1/VMIG-1, MIG-2/ VMIG-2 and MIG-3/VMIG-3; MIG-1/VMIG-1 denotes “best quality . . . strong protection by established cash flows”; MIG-2/VMIG-2 denotes “high quality” with ample margins of protection; MIG-3/ VMIG-3 notes are of “favorable quality . . . but . . . lacking the undeniable strength of the preceding grades.”

Description of Moody’s Commercial Paper Ratings

Moody’s Commercial Paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody’s employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

Issuers rated Prime-1 (or related supporting institutions) have a superior ability for repayment of short-term promissory obligations. Prime-1 repayment ability will often be evidenced by the following characteristics: leading market positions in well established industries; high rates of return on funds employed; conservative capitalization structure with moderate reliance on debt and ample asset protection; broad margins in earnings coverage of fixed financial charges and high internal cash generation; and well established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated Prime-2 (or related supporting institutions) have a strong ability for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated Prime-3 (or related supporting institutions) have an acceptable ability for repayment of short-term promissory obligations. The effect of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

Description of Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”) Municipal Debt Ratings

A Standard & Poor’s municipal debt rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration the creditworthiness of guarantors, insurers or other forms of credit enhancement on the obligation.

The debt rating is not a recommendation to purchase, sell or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

The ratings are based on current information furnished by the issuer or obtained by Standard & Poor’s from other sources Standard & Poor’s considers reliable. Standard & Poor’s does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for sources other circumstances.

51

The ratings are based, in varying degrees, on the following considerations:

I.	Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

II.	Nature of and provisions of the obligation; and

III.	Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

AAA	Debt rated “AAA” has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA	Debt rated “AA” differs from the highest rated obligations only in small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A	Debt rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB	Debt rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB B CCC CC C	Debt rated “BB,” “B,” “CCC,” “CC” and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

D	Debt rated “D” is in payment default. The “D” rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or Minus (-): The ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Description of Standard & Poor’s Commercial Paper Ratings

A Standard & Poor’s Commercial Paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into several categories, ranging from “A-1” for the highest quality obligations to “D” for the lowest. These categories are as follows:

A-1	This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

A-2	Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high a for issues designated “A-1.”

52

A-3	Issues carrying this designation have an adequate capacity for timely payment. They are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

B	Issues rated “B” are regarded as having only speculative capacity for timely payment.

C	This rating is assigned to short-term debt obligations with a doubtful capacity for payment.

D	Debt rated “D” is in payment default. The “D” rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period.

A Commercial Paper rating is not a recommendation to purchase or sell a security. The ratings are based on current information furnished to Standard & Poor’s by the issuer or obtained by Standard & Poor’s from other sources it considers reliable. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information.

Description of Standard & Poor’s Short-Term Issue Credit Ratings

A Standard & Poor’s note rating reflects the liquidity factors and market access risks unique to notes. Notes due in three years or less will likely receive a note rating. Notes maturing beyond three years will most likely receive a long-term debt rating. The following criteria will be used in making that assessment.

—Amortization schedule—the larger the final maturity relative to other maturities, the more likely it will be treated as a note.

—Source of payment—the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Note rating symbols are as follows:

SP-1	Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus “+” designation.

SP-2	Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3	Speculative capacity to pay principal and interest.

c	The “c” subscript is used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long-term credit rating of the issuer is below an investment-grade level and/or the issuer’s bonds are deemed taxable.

p	The letter “p” indicates that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of the debt service requirements is largely or entirely dependent upon the successful, timely completion of the project. this rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of or the risk of default upon failure of such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

53

Continuance of the ratings is contingent upon Standard & Poor’s receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows.

r	The “r” highlights derivative, hybrid, and certain other obligations that Standard & Poor’s believes may experience high volatility or high variability in expected returns as a result of noncredit risks. Examples of such obligations are securities with principal or interest return indexed to equities, commodities, or currencies; certain swaps and options; and interest-only and principal-only mortgage securities. The absence of an “r” symbol should not be taken as an indication that an obligation will exhibit no volatility or variability in total return.

Description of Fitch Ibca, Inc.’s (“Fitch”) Investment Grade Bond Ratings

Fitch investment grade bond ratings provide a guide to investors in determining the credit risk associated with a particular security. The rating represents Fitch’s assessment of the issuer’s ability to meet the obligations of a specific debt issue or class of debt in a timely manner.

The rating takes into consideration special features of the issue, its relationship to other obligations of the issuer, the current and prospective financial condition and operating performance of the issuer and any guarantor, as well as the economic and political environment that might affect the issuer’s future financial strength and credit quality.

Fitch ratings do not reflect any credit enhancement that may be provided by insurance policies or financial guarantees unless otherwise indicated.

Bonds that have the same rating are of similar but not necessarily identical credit quality since the rating categories do not fully reflect small differences in the degrees of credit risk.

Fitch ratings are not recommendations to buy, sell, or hold any security. Ratings do not comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature or taxability of payments made in respect of any security.

Fitch ratings are based on information obtained from issuers, other obligors, underwriters, their experts, and other sources Fitch believes to be reliable. Fitch does not audit or verify the truth or accuracy of such information. Ratings may be changed, suspended, or withdrawn as a result of changes in, or the unavailability of, information or for other reasons.

AAA	Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA	Bonds considered to be investment grade and of very high credit quality. The obligor’s ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated “AAA.” Because bonds rated in the “AAA” and “AA” categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated “F-1+.”

A	Bonds considered to be investment grade and of high credit quality. The obligor’s ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

54

BBB	Bonds considered to be investment grade and of satisfactory credit quality. The obligor’s ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

Plus (+) or Minus ( - ): Plus and minus signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the “AAA” category.

NR:	Indicates that Fitch does not rate the specific issue.

Conditional A conditional rating is premised on the successful completion of a project or the occurrence of a specific event.

Suspended A rating is suspended when Fitch deems the amount of information available from the issuer to be inadequate for rating purposes.

Withdrawn A rating will be withdrawn when an issue matures or is called or refinanced and, at Fitch’s discretion, when an issuer fails to furnish proper and timely information.

FitchAlert Ratings are placed on FitchAlert to notify investors of an occurrence that is likely to result in a rating change and the likely direction of such change. These are designated as “Positive” indicating a potential upgrade, “Negative” for potential downgrade, or “Evolving” where ratings may be raised or lowered. FitchAlert is relatively short-term, and should be resolved within three to 12 months.

Description of Fitch’s Speculative Grade Bond Ratings

Fitch speculative grade bond ratings provide a guide to investors in determining the credit risk associated with a particular security. The ratings (“BB” to “C”) represent Fitch’s assessment of the likelihood of timely payment of principal and interest in accordance with the terms of obligation for bond issues not in default. For defaulted bonds, the rating (“DDD” to “D”) is an assessment of the ultimate recovery value through reorganization or liquidation.

The rating takes into consideration special features of the issue, its relationship to other obligations of the issuer, the current and prospective financial condition and operating performance of the issuer and any guarantor, as well as the economic and political environment that might affect the issuer’s future financial strength.

Bonds that have the rating are of similar but not necessarily identical credit quality since rating categories cannot fully reflect the differences in degrees of credit risk.

BB	Bonds are considered speculative. The obligor’s ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified which could assist the obligor in satisfying its debt service requirements.

B	Bonds are considered highly speculative. While bonds in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor’s limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.

55

CCC	Bonds have certain identifiable characteristics which, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.

CC	Bonds are minimally protected. Default in payment of interest and/or principal seems probable over time.

C	Bonds are in imminent default in payment of interest or principal.

DDD DD D	Bonds are in default on interest and/or principal payments. Such bonds are extremely speculative and should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the obligor. “DDD” represents the highest potential for recovery on these bonds, and “D” represents the lowest potential for recovery.

Plus (+) or Minus ( - ): Plus and minus signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the “DDD,” “DD,” or “D” categories.

Description of Fitch’s Short-Term Ratings

Fitch’s short-term ratings apply to debt obligations that are payable on demand or have original maturities of up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet the issuer’s obligations in a timely manner.

Fitch short-term ratings are as follows:

F-1+	Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

F-1	Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated “F-1+.”

F-2	Good Credit Quality. Issues assigned this rating have a satisfactory degree of assurance for timely payment, but the margin of safety is not as great as for issues assigned “F-1+” and “F-1” ratings.

F-3	Fair Credit Quality. Issues assigned this rating have characteristics suggesting that the degree of assurance for timely payment is adequate; however, near-term adverse changes could cause these securities to be rated below investment grade.

F-4	Weak Credit Quality. Issues assigned this rating have characteristics suggesting a minimal degree of assurance for timely payment and are vulnerable to near-term adverse changes in financial and economic conditions.

D	Default. Issues assigned this rating are in actual or imminent payment default.

LOC	The symbol “LOC” indicates that the rating is based on a letter of credit issued by a commercial bank.

56

Appendix II

Taxable Equivalent Yields for 2001

Taxable Income*			A Tax-Exempt Yield of
Single Return	Joint Return	2001 Federal Tax Bracket	5.00%	5.50%	6.00%	6.50%	7.00%	7.50%
$ 26,251 - $ 63,550	$ 43,851 - $105,950	28.00%	6.94%	7.64%	8.33%	9.03%	9.72%	10.42%
$ 63,551 - $132,600	$105,951 - $161,450	31.00%	7.25%	7.97%	8.70%	9.42%	10.14%	10.87%
$132,601 - $288,350	$161,451 - $288,350	36.00%	7.81%	8.59%	9.38%	10.16%	10.94%	11.72%
Over $288,350	Over $288,350	39.60%	8.28%	9.11%	9.93%	10.76%	11.59%	12.42%

*	An investor’s marginal tax rates may exceed the rates shown in the above table due to the reduction, or possible elimination, of the personal exemption deduction for high-income taxpayers and an overall limit on itemized deductions. Income also may be subject to certain state and local taxes. For investors who pay alternative minimum tax, tax-exempt yields may be equivalent to lower taxable yields than those shown above. The tax rates shown above do not apply to corporate taxpayers. The tax characteristics of the Fund are described more fully elsewhere in this prospectus. Consult your tax adviser for further details. This chart is for illustrative purposes only and cannot be taken as an indication of anticipated Fund performance.

57

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[1]	POTENTIAL INVESTORS Open an account (two options)	[2]
MERRILL LYNCH FINANCIAL CONSULTANT OR SECURITIES DEALER Advises shareholders on their Fund investments.

TRANSFER AGENT

Financial Data Services, Inc.

ADMINISTRATIVE OFFICES
4800 Deer Lake Drive East
Jacksonville, Florida 32246-6484

MAILING ADDRESS
P.O. Box 45289
Jacksonville, Florida 32232-5289
1-800-221-7210

Performs recordkeeping and reporting services.

DISTRIBUTOR FAM Distributors, Inc. P.O. Box 9081 Princeton, New Jersey 08543-9081 Arranges for the sale of Fund shares.

COUNSEL Brown & Wood LLP One World Trade Center New York, New York 10048 Provides legal advice to the Fund.	THE FUND The Board of Directors oversees the Fund.	CUSTODIAN The Bank of New York 90 Washington Street 12th Floor New York, New York 10286 Holds the Fund’s assets for safekeeping.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Princeton Forrestal Village
116-300 Village Boulevard
Princeton, New Jersey 08540-6400

Audits the financial
statements of the Fund on behalf of
the shareholders.

INVESTMENT ADVISER

Fund Asset Management, L.P.

ADMINISTRATIVE OFFICES
800 Scudders Mill Road
Plainsboro, New Jersey 08536

MAILING ADDRESS
P.O. Box 9011
Princeton, New Jersey 08543-9011

TELEPHONE NUMBER
1-800-MER-FUND

Manages the Fund’s day-to-day activities.

MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.

 Information about the Fund can be reviewed and copied at the SEC’s public reference room in Washington, D.C. call 1-202-942-8090 for information on the operation of the public reference room. This information is also available on the SEC’s internet site at http://www.sec.gov and copies may be obtained upon payment of a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Room of the SEC, Washington, D.C. 20549-0102.

You should rely only on the information contained in this prospectus. No one is authorized to provide you with information that is different from information contained in this prospectus.

Code #18302-01-01

[LOGO] Merrill Lynch

Merrill Lynch Municipal Strategy Fund, Inc.

[Graphic Omitted]

Prospectus

February , 2001 Distributor: FAM Distributors, Inc.

This Prospectus should be retained for future reference.

PART C. OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(1) Financial Statements:

Part A:

Financial Highlights for each of the years in the four year period ended October 31, 2000 and for the period November 3, 1995 (commencement of operations) to October 31, 1996.

Part B:

	Schedule of Investments as of October 31, 2000.*
Statement of Assets and Liabilities as of August 31, 2000.*
Statement of Operations for the year ended October 31, 2000.*
Statements of Changes in Net Assets for each of the years in the two year period ended October 31, 2000.*
Financial Highlights for each of the years in the four year period ended October 31, 2000 and for the period November 3, 1995 (commencement of operations) to October 31, 1996.*

*	Included in the Registrant’s 2000 Annual Report to Shareholders filed with the Securities and Exchange Commission for the year ended October 31, 2000 pursuant to Rule 30b2-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

(2) Exhibits:

Exhibit Number		Description
(a) (1)	—	Articles of Incorporation of the Registrant.(a)
(2)	—	Articles of Amendment to the Articles of Incorporation of the Registrant (name change).(a)
(3)	—	Form of Articles Supplementary creating shares of Auction Market Preferred Stock (“AMPS®”) of the Registrant.(b)
(b)	—	By-Laws of the Registrant.(a)
(c)	—	Not applicable.
(d) (1)	—	Portions of the Articles of Incorporation and By-Laws of the Registrant defining the rights of holders of shares of the Registrant.(c)
(2)	—	Form of specimen certificate for shares of common stock of the Registrant.(a)
(3)	—	Form of specimen certificate for shares of AMPS of the Registrant.(b)
(e)	—	Not applicable.
(f)	—	Not applicable.
(g) (1)	—	Form of Investment Advisory Agreement between the Registrant and Fund Asset Management, L.P.(a)
(2)	—	Form of Administration Agreement between the Registrant and Fund Asset Management, L.P.(a)
(h) (1)	—	Form of Distribution Agreement relating to the common stock between the Registrant and FAM Distributors, Inc. (formerly known as Princeton Funds Distributor, Inc.).(a)
(2)	—	Form of Selected Dealer Agreement relating to the common stock.(a)
(3)	—	Form of Distribution Agreement relating to the AMPS between the Registrant and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) (the “AMPS Distribution Agreement”).(b)
(i)	—	Not applicable.
(j)	—	Form of Custody Agreement between the Registrant and The Bank of New York.(a)
(k) (1)	—	Form of Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency Agreement between Registrant and Merrill Lynch Financial Data Services, Inc. (“MLFDS”) (now known as Financial Data Services, Inc.).(a)
(2)	—	Form of License Agreement relating to the use of the “Merrill Lynch” name.(a)

C-1

Exhibit Number		Description
(3)	—	Form of Auction Agent Agreement between the Registrant and The Bank of New York.(b)
(4)	—	Form of Broker-Dealer Agreement.(b)
(5)	—	Form of Letter of Representations.(b)
(l)	—	Not applicable.
(m)	—	Not applicable.
(n)	—	Consent of Deloitte & Touche LLP, independent auditors for the Registrant.
(o)	—	Not applicable.
(p)	—	Certificate of Fund Asset Management, L.P.(a)
(q)	—	Not applicable.
(r)	—	Code of Ethics.(d)

(a)	Filed on November 16, 1995 as an Exhibit to the Registrant's registration statement on Form N-2, File No. 33-54655 (the "Common Stock Registration Statement) filed under the Securities Act of 1933, as amended (the "1933 Act").
(b)	Incorporated by reference to the Registrant’s registration statement on Form N-2, File No. 33-64311 (the “AMPS Registration Statement”).
(c)	Reference is made to Article V, Article VI (sections 2,3,4,5 and 6), Article VII, Article VIII, Article X, Article XI, Article XII and Article XIII of the Registrant’s Articles of Incorporation, previously filed as Exhibit (a)(1) to the Common Stock Registration Statement; and to Article II, Article III (sections 1, 2, 3, 5 and 17), Article VI, Article VII, Article XII, Article XIII and Article XIV of the Registrant’s By-Laws, previously filed as Exhibit (b) to the Common Stock Registration Statement. Reference is also made to the Form of Articles Supplementary previously filed as Exhibit (a)(3) to the AMPS Registration Statement.
(d)	Incorporated by reference to Exhibit 15 to Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A of Merrill Lynch Middle East/Africa Fund, Inc. (File No. 33-55843), filed on March 29, 2000.

Item 25. Marketing Arrangements.

Previously provided as Exhibit (h) to the Registrant’s Common Stock Registration Statement.

Item 26. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement.

Printing (other than stock certificates)	$10,000
Legal fees and expenses	$20,000
Miscellaneous	$ 500

Total	$30,500

Item 27. Persons Controlled by or Under Common Control with Registrant.

The information in the Prospectus under the captions “Investment Advisory and Administrative Arrangements” and “Description of Capital Stock--Common Stock” and in Note 1 to the Statement of Assets, Liabilities and Capital is incorporated herein by reference.

Item 28. Number of Holders of Securities.

Title of Class	Number of Holders as of December 31, 2000
Shares of Common Stock, par value $0.10 per share	1902
Shares of AMPS, par value $0.10 per share, liquidation
preference $25,000 per share	2320

Note: The number of holders shown above includes holders of record plus beneficial owners, whose shares are held of record by Merrill Lynch.

C-2

Item 29. Indemnification.

Section 2-418 of the General Corporation Law of the State of Maryland, Article VI of the Registrant’s Articles of Incorporation, previously filed as Exhibit (a)(1) to the Registrant’s Common Stock Registration Statement, Article VI of the Registrant’s By-Laws, previously filed as Exhibit (b) to the Registrant’s Common Stock Registration Statement, and the Investment Advisory Agreement, a form of which was filed as Exhibit (g)(1) to the Registrant’s Common Stock Registration Statement, provide for indemnification.

Insofar as indemnification for liabilities arising under the 1933 Act may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of Expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Reference is made to Section 9 of each of the Common Stock and AMPS Distribution Agreements, forms of which were previously filed as Exhibits (h)(1) and (h) to the Registrant’s Common Stock Registration Statement and AMPS Registration Statement, respectively, for provisions relating to the indemnification of the underwriter and distributor, respectively.

Item 30. Business and Other Connections of Investment Adviser.

Fund Asset Management, L.P. (the “Investment Adviser” or “FAM”), an affiliate of the Investment Adviser, acts as the investment adviser for the following open-end registered investment companies: CBA Money Fund, CMA Government Securities Fund, CMA Money Fund, CMA Multi-State Municipal Series Trust, CMA Tax-Exempt Fund, CMA Treasury Fund, The Corporate Fund Accumulation Program, Inc., Financial Institutions Series Trust, Master Basic Value Trust, Master Focus Twenty Trust, Master Internet Strategies Trust, Master Large Cap Series Trust, Master Mid Cap Growth Trust, Master Premier Growth Trust, Master Small Cap Value Trust, Master U.S. High Yield Trust, Mercury Global Holdings, Inc., Merrill Lynch Bond Fund, Inc., Merrill Lynch California Municipal Series Trust, Merrill Lynch Emerging Tigers Fund, Inc., Merrill Lynch Federal Securities Trust, Merrill Lynch Focus Twenty Fund, Inc., Merrill Lynch Funds for Institutions Series, Merrill Lynch Large Cap Series Fund, Inc., Merrill Lynch Multi-State Limited Maturity Municipal Series Trust, Merrill Lynch Multi-State Municipal Series Trust, Merrill Lynch Municipal Bond Fund, Inc., Merrill Lynch Phoenix Fund, Inc., Merrill Lynch Premier Growth Fund, Inc., Merrill Lynch Puerto Rico Tax Exempt Fund, Inc., Merrill Lynch Special Value Fund, Inc., Merrill Lynch World Income Fund, Inc. and The Municipal Fund Accumulation Program, Inc.; and for the following closed-end registered investment companies: Apex Municipal Fund Inc., Corporate High Yield Fund, Inc., Corporate High Yield Fund II, Inc., Corporate High Yield Fund III, Inc., Debt Strategies Fund, Inc., Income Opportunities Fund 2000, Inc., Master Senior Floating Rate Trust, Merrill Lynch Municipal Strategy Fund, Inc., MuniAssets Fund, Inc., MuniEnhanced Fund, Inc., MuniHoldings California Insured Fund, Inc., MuniHoldings California Insured Fund V, Inc., MuniHoldings Florida Insured Fund, MuniHoldings Florida Insured Fund V, MuniHoldings Fund, Inc., MuniHoldings Fund II, Inc., MuniHoldings Insured Fund, Inc., MuniHoldings Insured Fund II, Inc., MuniHoldings Michigan Insured Fund II, Inc., MuniHoldings New Jersey Insured Fund, Inc., MuniHoldings New Jersey Insured Fund IV, Inc., MuniHoldings New York Insured Fund, Inc., MuniHoldings New York Insured Fund IV, Inc., MuniInsured Fund, Inc., MuniVest Fund, Inc., MuniVest Fund II, Inc., MuniYield Arizona Fund, Inc., MuniYield California Fund, Inc., MuniYield California Insured Fund, Inc., MuniYield California Insured Fund II, Inc., MuniYield Florida Fund, MuniYield Florida Insured Fund, MuniYield Fund, Inc., MuniYield Insured Fund, Inc., MuniYield Michigan Fund, Inc., MuniYield Michigan Insured Fund, Inc., MuniYield New Jersey Fund, Inc., MuniYield New Jersey Insured Fund, Inc., MuniYield New York Insured Fund, Inc., MuniYield Pennsylvania Insured Fund, MuniYield Quality Fund, Inc., MuniYield Quality Fund II, Inc. and Senior High Income Portfolio, Inc.

Merrill Lynch Investment Managers, L.P. (“MLIM”) acts as the investment adviser for the following open-end registered investment companies: Master Global Financial Services Trust, Merrill Lynch Balanced Capital Fund, Inc., Merrill Lynch Developing Capital Markets Fund, Inc., Merrill Lynch Disciplined Equity Fund, Inc.,

C-3

Merrill Lynch Dragon Fund, Inc., Merrill Lynch Emerging Markets Debt Fund, Inc., Merrill Lynch Euro Fund, Merrill Lynch Fundamental Growth Fund, Inc., Merrill Lynch Global Allocation Fund, Inc., Merrill Lynch Global Bond Fund for Investment and Retirement, Merrill Lynch Global Growth Fund, Inc., Merrill Lynch Global Resources Trust, Inc., Merrill Lynch Global SmallCap Fund, Inc., Merrill Lynch Global Technology Fund, Inc., Merrill Lynch Global Value Fund, Inc., Merrill Lynch Growth Fund, Merrill Lynch Healthcare Fund, Inc., Merrill Lynch Index Funds, Inc., Merrill Lynch Intermediate Government Bond Fund, Merrill Lynch International Equity Fund, Merrill Lynch Latin America Fund, Inc., Merrill Lynch Municipal Series Trust, Merrill Lynch Pacific Fund, Inc., Merrill Lynch Ready Assets Trust, Merrill Lynch Real Estate Fund, Inc., Merrill Lynch Retirement Series Trust, Merrill Lynch Series Fund, Inc., Merrill Lynch Short-Term Global Income Fund, Inc., Merrill Lynch Short Term U.S. Government Fund, Inc., Merrill Lynch Strategic Dividend Fund, Merrill Lynch U.S. Treasury Money Fund, Merrill Lynch Utilities and Telecommunications Fund, Inc., Merrill Lynch Variable Series Fund, Inc. S&P500(R) Protected Equity Fund, Inc., The Asset Program, Inc. and Hotchkis and Wiley Funds (advised by Hotchkis and Wiley, a division of MLIM) and for the following closed-end registered investment companies: Merrill Lynch High Income Municipal Bond Fund, Inc. and Merrill Lynch Senior Floating Rate Fund, Inc. MLIM also acts as sub-adviser to Merrill Lynch World Strategy Portfolio and Merrill Lynch Basic Value Equity Portfolio, two investment portfolios of EQ Advisors Trust.

The address of each of these registered investment companies is P.O. Box 9011, Princeton, New Jersey 08543-9011. The address of Merrill Lynch Funds for Institutions Series and Merrill Lynch Intermediate Government Bond Fund is One Financial Center, 23rd Floor, Boston, Massachusetts 02110-2665. The address of the Investment Adviser, MLIM, Princeton Services, Inc. (“Princeton Services”) and Princeton Administrators, L.P. is also P.O. Box 9011, Princeton, New Jersey 08543-9011. The address of FAM Distributors, Inc. (“FAMD”) is P.O. Box 9081, Princeton, New Jersey 08543-9081. The address of Merrill Lynch and Merrill Lynch &Co., Inc. (“ML & Co.”) is North Tower, World Financial Center, 250 Vesey Street, New York, New York 10281-1201. The address of Financial Data Services, Inc. (“FDS”) is 4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484.

Set forth below is a list of each executive officer and partner of the Investment Adviser indicating each business, profession, vocation or employment of a substantial nature in which each such person has been engaged for the past two years for his, her or its own account or in the capacity of director, officer, employee, partner or trustee. In addition, Mr. Glenn is President and Mr. Burke is Vice President and Treasurer of all or substantially all of the investment companies in the first two paragraphs of this Item 30. Mr. Glenn is President and Mr. Burke is Vice President and Treasurer of all or substantially all of the investment companies described in this Item 30. Messrs. Doll and Giordano, are officers or directors/trustees of one or more of such companies.

Name	Position with Investment Adviser	Other Substantial Business Profession, Vocation or Employment
ML & Co.	Limited Partner	Financial Services Holding Company; Limited Partner of MLIM

Princeton Services	General Partner	General Partner of MLIM

Jeffrey M. Peek	President

President of MLIM since 1997; President and Director of Princeton Services; Executive Vice President of ML & Co.; Managing Director and Co-Head of the Investment Banking Division of Merrill Lynch in 1997

Terry K. Glenn	Executive Vice President	Executive Vice President of MLIM; Executive Vice President and Director of Princeton Services; President and Director of FAMD; Director of FDS; President of Princeton Administrators, L.P.

Gregory A. Bundy	Chief Operating Officer and Managing Director	Chief Operating Officer and Managing Director of FAM; Chief Operating Officer and Managing Director of Princeton Services; Co-CEO of Merrill Lynch Australia from 1997 to 1999

C-4

Name	Position with Investment Adviser	Other Substantial Business Profession, Vocation or Employment
Donald C. Burke	First Vice President and Treasurer	First Vice President and Treasurer of FAM; Senior Vice President and Treasurer of Princeton Services; Vice President of FAMD; First Vice President of the Manager from 1997 to 1999

Michael G. Clark	Senior Vice President	Senior Vice President of MLIM; Senior Vice President of Princeton Services; Treasurer and Director of FAMD; First Vice President of the MLIM from 1996 to 1997

Robert C. Doll, Jr.	Senior Vice President	Senior Vice President of MLIM; Senior Vice President of Princeton Services; Chief Investment Officer of OppenheimerFunds, Inc. in 1999 and Executive Vice President thereof from 1991 to 1999

Vincent R. Giordano	Senior Vice President	Senior Vice President of MLIM; Senior Vice President of Princeton Services

Michael J. Hennewinkel	First Vice President, Secretary and General Counsel (Americas Region) General Counsel	First Vice President and Secretary of MLIM; General Counsel of MLIM (Americas Region); Senior Vice President of Princeton Services

Philip L. Kirstein	General Counsel	General Counsel of MLIM; Senior Vice President, Secretary, General Counsel and Director of Princeton Services

Debra W. Landsman-Yaros	Senior Vice President	Senior Vice President of MLIM; Senior Vice President of Princeton Services; Senior Vice President of FAMD

Stephen M.M. Miller	Senior Vice President	Executive Vice President of Princeton Administrators, L.P.; Senior Vice President of Princeton Services

Gregory D. Upah	Senior Vice President	Senior Vice President of MLIM; Senior Vice President of Princeton Services

Merrill Lynch Asset Management U.K. Limited (“MLAM U.K.”) acts as sub-adviser for the following registered investment companies: The Corporate Fund Accumulation Program, Inc., Corporate High Yield Fund, Inc., Corporate High Yield Fund II, Inc., Corporate High Yield Fund III, Inc., Debt Strategies Fund, Inc., Income Opportunities Fund 2000, Inc., Master Internet Strategies Trust, Mercury Global Holdings, Inc., Merrill Lynch Balanced Capital Fund, Inc., Merrill Lynch Convertible Fund, Inc., Merrill Lynch Corporate Bond Fund, Inc., Merrill Lynch Developing Capital Markets Fund, Inc., Merrill Lynch Disciplined Equity Fund, Inc., Merrill Lynch Dragon Fund, Inc., Merrill Lynch Emerging Markets Debt Fund, Inc., Merrill Lynch EuroFund, Merrill Lynch Focus Value Fund, Inc., Merrill Lynch Fundamental Growth Fund, Inc., Merrill Lynch Global Allocation Fund, Inc., Merrill Lynch Global Bond Fund for Investment and Retirement, Merrill Lynch Global Growth Fund, Inc., Merrill Lynch Global Resources Trust, Merrill Lynch Global SmallCap Fund, Inc., Merrill Lynch Global Technology Fund, Inc., Merrill Lynch Global Value Fund, Inc., Merrill Lynch Growth Fund, Merrill Lynch Healthcare Fund, Inc., Merrill Lynch International Equity Fund, Merrill Lynch Latin America Fund, Inc., Merrill Lynch Pacific Fund, Inc., Merrill Lynch Real Estate Fund, Inc., Merrill Lynch Series Fund, Inc., Merrill Lynch Senior Floating Rate Fund, Inc., Merrill Lynch Senior Floating Rate Fund II. Inc., Merrill Lynch Short-Term Global Income Fund, Inc., Merrill Lynch Strategic Dividend Fund, Merrill Lynch Utilities and Telecommunications Fund, Inc., Merrill Lynch Variable Series Funds, Inc., Merrill Lynch World Income Fund, Inc., The Asset Program, Inc., The Municipal Fund Accumulation Program, Inc. and Worldwide DollarVest Fund, Inc. The address of each of these registered investment companies is P.O. Box 9011, Princeton, New Jersey 08543-9011. The address of MLAM U.K. is 33 King William Street, London EC4R 9AS, England.

C-5

Set forth below is a list of each executive officer and director of MLAM U.K. indicating each business, profession, vocation or employment of a substantial nature in which each such person has been engaged since January 1, 1998, for his or her own account or in the capacity of director, officer, partner or trustee. In addition, Messrs. Glenn and Burke are officers of one or more of the registered investment companies listed in the first two paragraphs of this Item 28.

Name	Position with MLAM U.K.	Other Substantial Business Profession, Vocation or Employment
Terry K. Glenn	Director and Chairman	Executive Vice President of FAM and MLIM; Executive Vice President and Director of Princeton Services; President and Director of FAMD; Director of FDS, Inc.; President of Princeton Administrators

Nicholas C.D. Hall	Director	Mercury Asset Management Ltd. and the Institutional Liquidity Fund PLC; First Vice President and General Counsel for Merrill Lynch Mercury Asset Management

Donald C. Burke	Treasurer	Senior Vice President and Treasurer of MLIM and FAM; Director of Taxation of MLIM; Senior Vice President and Treasurer of Princeton Services; Vice President of FAMD; First Vice President of MLIM from 1997 to 1999;

Carol Ann Langham	Company Secretary	None

Debra Anne Searle	Assistant Company Secretary	None

Item 31. Location of Accounts and Records.

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder will be maintained at the offices of the registrant (800 Scudders Mill Road, Plainsboro, New Jersey 08536), its investment adviser (800 Scudders Mill Road, Plainsboro, New Jersey 08536), and its custodian and transfer agent.

Item 32. Management Services.

Not Applicable.

Item 33. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

C-6

SIGNATURES

 Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 25th day of January, 2001.

MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC. (Registrant)

By:	/s/ DONALD C. BURKE _ (Donald C. Burke, Vice President and Treasurer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

TERRY K. GLENN* (Terry K. Glenn)		President (Principal Executive Officer) and Director

DONALD C. BURKE* (Donald C. Burke)		Vice President and Treasurer (Principal Financial and Accounting Officer)

RONALD W. FORBES* (Ronald W. Forbes)		Director

CYNTHIA A. MONTGOMERY* (Cynthia A. Montgomery)		Director

CHARLES C. REILLY* (Charles C. Reilly)		Director

KEVIN A. RYAN* (Kevin A. Ryan)		Director

ROSCOE S. SUDDARTH* (Roscoe S. Suddarth)		Director

RICHARD R. WEST* (Richard R. West)		Director

EDWARD D. ZINBARG* (Edward D. Zinbarg)		Director

*By:	/s/ DONALD C. BURKE (Donald C. Burke, Attorney-in-Fact) 		January 25, 2001

C-7

POWER OF ATTORNEY

The undersigned, the Directors/Trustees and the Officers of each of the registered investment companies listed below, hereby authorize Terry K. Glenn, Donald C. Burke, Robert C. Doll, Jr. and Joseph T. Monagle, Jr. or any of them, as attorney-in-fact, to sign on his or her behalf in the capacities indicated any Registration Statement or amendment thereto (including post-effective amendments) for each of the following registered investment companies and to file the same, with all exhibits thereto, with the Securities and Exchange Commission: CBA Money Fund; CMA Government Securities Fund; CMA Money Fund; CMA Multi-State Municipal Series Trust; CMA Tax-Exempt Fund; CMA Treasury Fund; Debt Strategies Fund, Inc.; Debt Strategies Fund II, Inc.; Debt Strategies Fund III, Inc.; Global Financial Services Master Trust; Merrill Lynch Corporate Bond Fund, Inc.; Merrill Lynch Global Financial Services Fund, Inc.; Merrill Lynch U.S. High Yield Fund, Inc.; Merrill Lynch Global Utility Fund, Inc.; Merrill Lynch High Income Municipal Bond Fund, Inc.; Merrill Lynch Municipal Bond Fund, Inc.; Merrill Lynch Municipal Intermediate Term Fund of Merrill Lynch Municipal Series Trust; Merrill Lynch Strategic Dividend Fund; Merrill Lynch Municipal Strategy Fund, Inc.; Merrill Lynch Senior Floating Rate Fund, Inc.; Merrill Lynch Senior Floating Rate Fund II, Inc.; Master Senior Floating Rate Trust; Mercury Senior Floating Rate Fund, Inc.; Merrill Lynch Utility Income Fund, Inc.; MuniHoldings Fund, Inc.; Munilloldings Fund II, Inc.; MuniHoldings Insured Fund, Inc.; MuniHoldings Insured Fund IV, Inc.; Muniholdings California Insured Fund V, Inc.; MuniHoldings Florida Insured Fund; MuniHoldings Florida Insured Fund V; MuniHoldings New Jersey Insured Fund, Inc.; MuniHoldings New Jersey Insured Fund IV, Inc.; MuniHoldings New York Insured Fund, Inc.; MuniVest Fund, Inc.; MuniVest Fund II, Inc.; Senior High Income Portfolio, Inc., The Corporate Fund Accumulation Program; The Municipal Fund Accumulation Program; Master Internet Strategies Trust; Mercury Internet Strategies Fund, Inc.; Merrill Lynch Internet Strategies Fund, Inc.; Merrill Lynch Americas Income Fund, Inc.; Merrill Lynch Developing Capital Markets Fund, Inc.; Merrill Lynch Dragon Fund, Inc.; Merrill Lynch EuroFund; Merrill Lynch Global Allocation Fund, Inc.; Merrill Lynch Global Bond Fund for Investment and Retirement; Mercury Global Holdings, Inc.; Merrill Lynch Global SmallCap Fund, Inc.; Merrill Lynch Global Technology Fund, Inc.; Merrill Lynch Global Value Fund, Inc.; Merrill Lynch Healthcare Fund, Inc.; Merrill Lynch International Equity Fund; Merrill Lynch Latin America Fund, Inc.; Merrill Lynch Pacific Fund, Inc.; Merrill Lynch Short-Term Global Income Fund, Inc.; and Worldwide DollarVest Fund, Inc.

The undersigned, the Directors/Trustees and the Officers of each of the registered investment companies listed below, hereby authorize Susan B. Baker, as attorney-in-fact, to sign on his or her behalf in the capacities indicated any Registration Statement or amendment thereto (including post-effective amendments) for each of the following registered investment companies and to file the same, with all exhibits thereto, with the Securities and Exchange Commission: Merrill Lynch Developing Capital Markets Fund, Inc.; Merrill Lynch Global SmallCap Fund, Inc.; Master Internet Strategies Trust; Mercury Internet Strategies Fund, Inc.; Merrill Lynch Internet Strategies Fund, Inc.; and Merrill Lynch Latin America Fund, Inc.

The undersigned, the Directors/Trustees and the Officers of each of the registered investment companies listed below, hereby authorize Phillip S. Gillespie, as attorney-in-fact, to sign on his or her behalf in the capacities indicated any Registration Statement or amendment thereto (including post-effective amendments) for each of the following registered investment companies and to file the same, with all exhibits thereto, with the Securities and Exchange Commission: CBA Money Fund; CMA Government Securities Fund; CMA Money Fund; CMA Multi-State Municipal Series Trust; CMA Tax-Exempt Fund; CMA Treasury Fund; Merrill Lynch Americas Income Fund, Inc.; Merrill Lynch Dragon Fund, Inc.; Merrill Lynch Global Allocation Fund, Inc.; and Merrill Lynch Global Bond Fund for Investment and Retirement.

The undersigned, the Directors/Trustees and the Officers of each of the registered investment companies listed below, hereby authorize Robert Harris, as attorney-in-fact, to sign on his or her behalf in the capacities indicated any Registration Statement or amendment thereto (including post-effective amendments) for each of the following registered investment companies and to file the same, with all exhibits thereto, with the Securities and Exchange Commission: Mercury Global Holdings, Inc.; Merrill Lynch Healthcare Fund, Inc.; and Merrill Lynch International Equity Fund.

C-8

The undersigned, the Directors/Trustees and the Officers of each of the registered investment companies listed below, hereby authorize Bradley J. Lucido, as attorney-in-fact, to sign on his or her behalf in the capacities indicated any Registration Statement or amendment thereto (including post-effective amendments) for each of the following registered investment companies and to file the same, with all exhibits thereto, with the Securities and Exchange Commission: Debt Strategies Fund, Inc.; Debt Strategies Fund II, Inc.; Debt Strategies Fund III, Inc.; Merrill Lynch Senior Floating Rate Fund, Inc.; Merrill Lynch Senior Floating Rate Fund II, Inc.; Master Senior Floating Rate Trust; Mercury Senior Floating Rate Fund, Inc.; Senior High Income Portfolio, Inc.; and Merrill Lynch U.S. High Yield Fund, Inc.

The undersigned, the Directors/Trustees and the Officers of each of the registered investment companies listed below, hereby authorize Lori Martin, as attorney-in-fact, to sign on his or her behalf in the capacities indicated any Registration Statement or amendment thereto (including post-effective amendments) for each of the following registered investment companies and to file the same, with all exhibits thereto, with the Securities and Exchange Commission: Merrill Lynch Global Value Fund, Inc.; and Merrill Lynch Pacific Fund, Inc.

The undersigned, the Directors/Trustees and the Officers of the registered investment company listed below, hereby authorize Allan J. Oster, as attorney-in-fact, to sign on his or her behalf in the capacities indicated any Registration Statement or amendment thereto (including post-effective amendments) for the following registered investment company and to file the same, with all exhibits thereto, with the Securities and Exchange Commission: Merrill Lynch Short-Term Global Income Fund, Inc.

The undersigned, the Directors/Trustees and the Officers of the registered investment company listed below, hereby authorize Alice A. Pellegrino, as attorney-in-fact, to sign on his or her behalf in the capacities indicated any Registration Statement or amendment thereto (including post-effective amendments) for the following registered investment company and to file the same, with all exhibits thereto, with the Securities and Exchange Commission: MuniHoldings Insured Fund, Inc.

The undersigned, the Directors/Trustees and the Officers of each of the registered investment companies listed below, hereby authorize Robert E. Putney, III, as attorney-in-fact, to sign on his or her behalf in the capacities indicated any Registration Statement or amendment thereto (including post-effective amendments) for each of the following registered investment companies and to file the same, with all exhibits thereto, with the Securities and Exchange Commission: Merrill Lynch EuroFund; and Merrill Lynch Global Technology Fund, Inc.

The undersigned, the Directors/Trustees and the Officers of each of the registered investment companies listed below, hereby authorize Ira P. Shapiro, as attorney-in-fact, to sign on his or her behalf in the capacities indicated any Registration Statement or amendment thereto (including post-effective amendments) for each of the following registered investment companies and to file the same, with all exhibits thereto, with the Securities and Exchange Commission: Worldwide DollarVest Fund, Inc.; Merrill Lynch Utility Income Fund, Inc.; Merrill Lynch Corporate Bond Fund, Inc.; Merrill Lynch Global Utility Fund, Inc.; The Corporate Fund Accumulation Program; Global Financial Services Master Trust; Merrill Lynch Global Financial Services Fund, Inc. and Merrill Lynch Strategic Dividend Fund.

C-9

Dated: July 31, 2000

/s/ TERRY K. GLENN Terry K. Glenn (President/Principal Executive Officer/Director/Trustee)	/s/ DONALD C. BURKE Donald C. Burke (Vice President/Treasurer/Principal Financial and Accounting Officer)

/s/ RONALD W. FORBES Ronald W. Forbes (Director/Trustee)	/s/ CYNTHIA A. MONTGOMERY Cynthia A. Montgomery (Director/Trustee)

/s/ CHARLES C. REILLY Charles C. Reilly (Director/Trustee)	/s/ KEVIN A. RYAN Kevin A. Ryan (Director/Trustee)

/s/ ROSCOE S. SUDDARTH Roscoe S. Suddarth (Director/Trustee)	/s/ RICHARD R. WEST Richard R. West (Director/Trustee)

/s/ ARTHUR ZEIKEL Arthur Zeikel (Director/Trustee)	/s/ EDWARD D. ZINBARG Edward D. Zinbarg (Director/Trustee)

C-10

EXHIBIT INDEX

Exhibit Numbers		Description
(n)	—	Consent of Deloitte & Touche LLP, independent auditors for the Registrant.